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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
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                             WASHINGTON, D.C. 20549

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
    PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                        PATH 1 NETWORK TECHNOLOGIES INC.
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             (Exact name of registrant as specified in its charter)


          DELAWARE                                       13-3989885
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State or other jurisdiction of              (I.R.S. Employer Identification No.)
incorporation or organization)


    3636 NOBEL DRIVE, SUITE 275, SAN DIEGO, CA              92122
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   (Address of principal executive offices)               (Zip Code)


Registrant's telephone number, including area code   (858) 450-4220
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Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                          Name of each exchange on which
to be so registered                          each class is to be registered

       N/A                                                 N/A

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Securities to be registered pursuant to Section 12(g) of the Act:


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
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                                (Title of Class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

BUSINESS.

OVERVIEW

         We believe that over the next few years there will be a revolutionary movement to converge audio, video and telephony over the Internet and that we are positioned to be at the forefront of this revolution. Our mission is to merge all communications over a single network and to bring quality of service (QoS) and real-time capabilities to the Internet and standard Internet Protocol (IP) networks, thereby lowering the cost of communications and providing hybrid services through the interaction of computers, telephone, video equipment and network appliances. We intend to develop a real-time data delivery product line that has the potential to quickly change the way video content is produced and delivered and can ensure that a phone call placed over the Internet will be delivered as reliably as calls made over today's phone network. Our patent-pending technology can provide instantaneous and loss-less transmissions of all forms of data compatible with existing Internet equipment.

         The market for Internet and Intranet infrastructure equipment is enormous. With our core technology developed and production of a first generation of prototype equipment complete, we now intend to aggressively pursue rapid introduction of our TrueCircuit-TM- technology into wide area networks (WANs), local area networks (LANs), metropolitan area networks
(MANs), and the Home Networking Market.

INDUSTRY BACKGROUND

         CONVERGENCE - AN INTERNET MARKET OPPORTUNITY

         The dream of being able to utilize Intranets and the Internet to make crystal clear telephone calls and transmit live video is almost a reality. Many companies around the world currently produce equipment that interface standard telephone and video equipment with computer data networks, including the Internet.

         Market forces provide a strong incentive for companies to merge all of their communication services over a single set of wires, whether for data, voice, video or control. Currently, companies employ several separate networks throughout an enterprise - telephone, computer, security and fire protection. Known as "convergence," a shift to a single network allows these companies to take advantage of the significant cost savings and increased throughput that computer networks provide. For example, current analog telephone lines only allow one phone call at a time. However, modern xDSL technology converts this same wire to send digital computer signals. It increases the data capacity of a standard telephone wire over 100 fold. Many applications, such as video, voice, and computer sessions, would now be able to share the same wire. Crystal clear voice and video over Intranets and the Internet come one step closer to reality.

         Beyond the immediate economic incentives, this convergence of services will allow new hybrid services to emerge. Telephones will access computer e-mail. Computers will access video archives, or telephone reminders about appointments. Tele-medicine, interactive virtual reality and a host of other applications will be based upon the ability to send any form of data over the same network - locally or across the globe.

         THE NEED FOR A SOLUTION

         Computer networks generally use a protocol known as Internet Protocol, which was designed to carry computer data. Computer data is tolerant of long latency, high jitter, and unreliable delivery. In contrast, real-time services require short latency, low jitter, and reliable delivery. Therefore, the real promise of the convergence of crystal-clear, real-time voice, high-fidelity audio, and live, interactive video services with computer data over a single network has not been fulfilled.

         These core problems of real-time transmission are the direct result of the lack of an effective traffic management infrastructure in the existing Internet Protocol (IP) computer networks. Despite this, IP has become the de facto standard for computer networks. Within LANs, the vast majority of computers communicate via IP over
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Ethernet. Within WANs, most computers communicate using IP switching over
ATM/SONET links. Furthermore, within the WAN there is a strong push by major telecom vendors, among them AT&T, Qwest Communications, and Level 3 Communications, to move to IP-only equipment - entirely eliminating ATM from their networks. However, the lack of end-to-end traffic management in IP renders high-quality, real-time service impossible.

         As the demand for real-time network services grows, the traffic control of the transmitted information becomes increasingly important. Congestion of information packets at points of contention in a network results in dramatic quality of service (QoS) failures. The greater the bandwidth required for a particular traffic stream, the higher the potential for service degradation.

         Thus, a reliable mechanism for real-time packets to avoid points of network contention would ensure excellent quality of service and permit multiple, simultaneous uses of the network (i.e., computer traffic, voice and video). The elimination of points of contention would also reduce the need for queuing at network nodes, resulting in a dramatic reduction in the manufacturing cost for network equipment.

         Bandwidth demands continue to grow due to technological innovations. Therefore, there will always be points of contention. As more and more high-speed corporate LANs connect to slower external WANs, and as newer high-speed networks link to existing, slower ones, bottlenecks will continue to rise at points of ingress from the faster networks to the slower ones. These networks will saturate, again resulting in increased congestion. And within shared access networks, such as Ethernet LANs, contention turns into paralyzing collisions. Common techniques to address these problems include buffering and data compression. However, neither of these techniques address the problems of latency and jitter caused by packet contention.

         The services which will eventually dominate traffic flow on networks and which will benefit the most from guaranteed quality of service are:

         -                 IP Telephony

         -                 Video distribution

         -                 Transaction processing

         -                 Security systems

         -                 Data acquisition and control

         -                 Factory floor automation

SERVICES

         THE PATH 1 SOLUTION: TRUECIRCUIT-TM-

         As networks integrate and become faster, they will pervade all aspects of life. Real-time services (e.g., telephone, video conferencing, and live video multicasting) will dominate network traffic. Real-time services require predictability and low latency from end-to-end. Our technology satisfies these requirements and is compatible with today's networks.

         At the core of our technology is TrueCircuit. TrueCircuit addresses the fundamental issue of network traffic management. It guarantees QoS by creating separate ATM-like virtual isochronous channels for each real-time stream - isolating each stream from other real-time streams and the non-real-time traffic. Virtual isochronous channels provide a means of carrying real-time data across a network by insuring the fast, regular and timely delivery of traffic.

         TrueCircuit works with any physical layer under standard Internet Protocol (IP) to provide QoS guarantees

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for negligible latency and jitter, reserved throughput, packet order, and reliability. It provides an end-to-end solution that currently is unique in its ability to eliminate points of contention within a network. As a result, for the first time network providers will have the ability to guarantee negligible jitter and latency for real-time signals within an IP network, while precisely guaranteeing and provisioning throughput for clients.

         TrueCircuit has additional advantages in its seamless backward compatibility with legacy equipment, its low cost of implementation, and in providing an inherent mechanism for secure communications. The advantages of TrueCircuit are most dramatic within shared physical networks, such as Ethernet, where it can completely eliminate collisions for specified classes of traffic and unlock the full potential of existing IP/Ethernet computer network infrastructures. Furthermore, our management is currently unaware of any other technology that can deliver negligible latency and jitter directly over IP networks. As a result, we are well positioned to capitalize on powerful, emerging technology trends that are redefining the telecommunications and network industries.

         TrueCircuit technology also offers significant advantages for new billing approaches. With TrueCircuit, service providers have a choice of call-based and/or class-based billing, rather than just packet-based or flat-rate. The fast, automatic set-up and tear-down of virtual channels allows service providers to adopt a telephone company ("telco") billing model, if desired. Furthermore, TrueCircuit provides an immediate measurement of the true cost of an end-to-end channel as the sum of the per-link utilization of a route. These features of TrueCircuit not only provide a mechanism for service providers to offer new toll services, but also provide the practical basis for economic rationing of toll services.

PRODUCTS

         In developing our products, we have focused our resources on the most formidable QoS challenge: delivery of low-latency, high-quality video over Ethernet/IP networks using Internet-compatible QoS protocols. Those products intended to meet this challenge include Gigabit Ethernet switches and broadcast-quality video transport and interfaces. In addition, with an eye toward packaging TrueCircuit for licensing and incorporation into third party products, we have designed our TrueCircuit technology to consist of easy-to-incorporate packages consisting of a reference design, a chip-set encapsulating TrueCircuit quality of service, and firmware application-programmer-interfaces (APIs).

         To help in the initial marketing of TrueCircuit, we have also developed the TrueCircuit Multimedia Gateway to showcase the ease of implementation and technological advantages of our technology.

TRUECIRCUIT MULTIMEDIA GATEWAY

         Our initial technology evaluation product is the TrueCircuit Multimedia Gateway (TMG). The TMG is a QoS Multi-Layer Switch that provides the foundation for a line of products and applications and demonstrates the quality of TrueCircuit QoS.

         For Internet Service Providers (ISPs), the base TMG model would be used to provide bandwidth and real-time service guarantees from clients'
LANs into their Internet backbones. The base TMG model provides two Ethernet interfaces, along with an optional telephone and high-quality 6-channel audio interfaces, to interconnect and integrate a client's real-time services and computer data to the ISP backbone. It provides the gateway to set up private Integrated Service Metropolitan-Area Networks and to Voice over IP (VoIP) services.

         With the audio interface option, the TMG provisions CD-quality telephony, and interactive audio distribution networks for radio stations and audio post-production applications. With the telephone services option, the TMG adds PBX and Voice-Mail functionality accessible from any computer or telephone on the network.

         We successfully demonstrated products based on these interfaces at Networld Interop 1999 and received very positive responses from industry representatives in attendance.

         The TMG is currently in limited production and undergoing field evaluations

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with several companies.

PS1/PS100 PATH 1 TRUECIRCUIT GIGABIT & FASTETHERNET SWITCHES

         These two products would share the same network switching core as the PG1 Path 1 TrueCircuit Gigabit Ethernet Broadcast Video Interface and therefore serve as extensions to that product, minus the video interface.

         The PS1 would be a rack mountable real-time Gigabit Ethernet switch supporting either 8 or 16 ports with quality of service (QoS) guarantees. These switches would support our TrueCircuit virtual circuit capabilities. They would interface to multi-mode fiber optic capable, or optionally CAT5 capable, Ethernet devices. They would fully support all legacy 1000Base-SX/LX Gigabit Ethernet equipment.

         The PS1 would be capable of transporting isochronous real-time data, such as video and audio streams, and asynchronous data, such as file transfer and control commands, over the same infrastructure. This product would be designed for applications where real-time data support is required within the network. Applications would include broadcasting, production editing, news gathering, studio, teleconferencing and surveillance.

         The PS100 would be a rack mountable real-time 10/100BaseT Ethernet switch supporting either 8 or 16 ports with quality of service (QoS) guarantees. These switches would also support TrueCircuit virtual circuit capabilities. They would interface to 10BaseT and 100BaseT capable Ethernet devices. They would fully support all legacy 10/100BaseT Ethernet equipment. The PS100 also would be capable of transporting isochronous real-time data and asynchronous data over the same infrastructure. This product would be designed for applications where real-time data support is required within the network. Applications include network telephony, network video conferencing, teleconferencing, home networking and surveillance.

         The core component of these products is a Gigabit Ethernet packet processor interface that is currently in layout stage. We expect to have a prototype of this Gigabit Ethernet packet processor interface within the first quarter of 2000. The PS100 FastEthernet TrueCircuit switch involves a simple revision to that core component and could be in prototype within two months after a decision to pursue development of that product. However, the pursuit of both the PS100 and the PS1 Gigabit TrueCircuit switches will be secondary to the PG1 Gigabit Ethernet Broadcast Video Interface and the dotCAM products, and will depend upon resource and funding availability in light of those priorities.

PG1 PATH 1 TRUECIRCUIT GIGABIT ETHERNET BROADCAST VIDEO INTERFACE

         The PG1 would be a rack mountable professional digital video interface to the Gigabit Ethernet that would bridge common industry standard interfaces for video, audio, and user data with the Gigabit Ethernet network. It would support our TrueCircuit technology, which offers guaranteed quality of service (QoS) when working with a TrueCircuit supported network. PG1 would interface to multi-mode fiber optic, or optionally CAT5 capable, Ethernet devices. It would fully support all legacy 1000Base-SX/LX Gigabit Ethernet equipment.

         The PG1 would deliver high bandwidth synchronous and asynchronous data onto a TrueCircuit gigabit network. It would have the capacity to support a single uncompressed D1 video channel, three uncompressed audio channels, one 10/100 Base-T port, an RS232 port and a composite Genlock interface. The D1 video port would be configurable to support the ASI or SDTI interface for compressed data transport. All audio and video channels would be independently configurable as inputs or outputs. The PG1 would be designed for applications requiring uncompressed video and audio distribution on an IP network infrastructure. Applications include broadcasting, production editing, news gathering and studio processing.

         The PG1 Path 1 TrueCircuit Gigabit Ethernet Broadcast Video Interface would consist of the core Gigabit Ethernet packet processor interface and a digital video interface plug-in PCI card. We are now beginning the design for the digital video interface plug-in PCI card and expect to have a prototype in the second quarter of 2000.

dotCAM-TM- DIGITAL LAN TRUECIRCUIT VIDEO CAMERA

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         The dotCAM Internet-compatible digital video camera would capture and deliver digital-quality video and audio through standard Ethernet networks. It would combine a state-of-the-art 1/4" CCD sensor, VLSI (Very Large Scale Integration) digital video processing and a digital network interface to produce a high performance camera capable of delivering professional quality video with digital-quality sound. Features would include remote control and setup, 4:1 digital zoom, automatic backlight compensation for images in strong incidental light and automatic audio gain control (21 dB dynamic range). The dotCAM would be designed for applications in imaging systems, machine vision, security and wide area detection.

         The dotCAM would be capable of simultaneous video delivery, audio delivery, power input, and camera control over a single network connection. The interface would be compatible with all standard 10/100 base-TX Ethernet hubs, switches, and network adapter cards (e.g., network interface cards within PCs). The camera would include a built-in http (web) server with JAVA to offer a user-friendly control and monitor graphic user interface (GUI). The GUI would support video/audio capture, frame capture, and real time camera adjustments such as zoom, gain, etc. The server would be fully compatible with standard Windows-TM- application packages.

         The dotCAM would be fully TrueCircuit-compatible. TrueCircuit optimizes network bandwidth utilization and guarantees video and audio quality in real-time applications over a Ethernet network. TrueCircuit increases the total number of supportable cameras in a single network to well over a hundred and it offers accurate synchronization between any two cameras on the network. The programmable architecture within the dotCAM would allow it to support advanced and custom functions, including auto-focus, motion sensing, variable frame rates, adaptive compression and a user-customizable GUI interface.

         The dotCAM is a proposed joint collaboration with a leading camera manufacturer. We are currently negotiating an agreement with this company. If this agreement is finalized, we would expect to have a prototype produced by the second quarter of 2000.

         In addition to the dotCAM, we intend to simultaneously take the same circuitry for the dotCAM and repackage this circuitry, without the camera, into a Path 1 product, the dotCAM Digital LAN TrueCircuit Video Interface. The dotCAM Digital LAN TrueCircuit Video Interface would accept video from any standard NTSC feed and produce a real-time Ethernet video stream with full TrueCircuit QoS.

PATH 1 NETMANAGER

         NetManager would be Java-based Web-compatible network management application software for the Path 1 TrueCircuit network. It would support a user friendly GUI to configure and monitor all Path 1 switches and gateways within the network.

         The NetManager system would rely on an advanced inter-communication infrastructure that exists on all Path 1 components. It would work with switches and gateways to establish or alter virtual circuits between any two gateway ports. It would give users access to all relevant configuration parameters to the individual ports within the switches and the gateways.

         NetManager would offer a full set of performance assurance functions. It would monitor in real-time status parameters, including pipe traffic activity between switches, virtual circuit activity and port activity. It would list all network configuration data including virtual circuits and port settings. It would be able to manage and display all Path 1 product fault status and fault logs.

         NetManager would support a multi-user dynamic working environment. It would allow multiple TrueCircuit components to coexist on the same network. It would support an automatic network configuration detection process that would capture new devices coming on-line and remove existing devices that went off-line.

         A prototype of the NetManager is now functional. However, the full NetManager will require a significant number of new features to support the video and switch products. The development of these features will commence only in conjunction with the development of the prototypes of products that NetManager will control.

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MARKET

         International Data Corporation (IDC) defines the Internet Economy as "spending on technology deployment, marketing and sales, content creation, professional services and education and training to support technology-based applications." IDC estimates that in 1999 the Internet Economy in the U.S. alone will be $124 billion and Western Europe's Internet Economy will be $44 billion. IDC forecasts that the U.S. Internet Economy could grow to between $500 billion and $600 billion and the Western Europe Internet Economy could grow to $170 billion by 2002.

         Within this booming Internet Economy, we have identified three discrete, yet inter-related market segments: LAN applications and gateways, MAN/WAN network applications (including Internet Telephony and Video Conferencing over portions of the Internet and private networks), and Home Networking. These markets are believed to be substantial and are poised for considerable expansion. For example, Frost & Sullivan projects that the world market for telephone gateways will exceed $3 billion per annum by 2002. In the LAN environment, analysts predict that IP routers will replace one-third of the $100 billion PBX market (in LANs) by 2005.

         In the United States, the main players in network infrastructure equipment are Cisco Systems, Lucent Technologies, and Nortel Networks and, to a lesser extent, 3Com Corporation. These companies have announced their intention to offer technology for network convergence; they will either attempt to develop technology themselves or procure it from others.

         In addition to these major players, a host of smaller hardware and software companies offer limited forms of QoS and/or network convergence technology. This list includes Packeteer, Allot, NetReality, Merlot and NBX, among others. We are unaware of products (hardware or software) or approaches being taken by any of these or other companies that comprehensively solve the QoS problem. In contrast, TrueCircuit offers end-to-end QoS management across all the links of a network and the ability to control jitter and latency.

         LOCAL AREA NETWORK (LAN) APPLICATIONS AND GATEWAYS

         The largest initial market for our technology appears to be within local area networks to manage the flow of integrated real-time and data services: video, audio, telephony and Internet access. Internet Service Providers also see an urgent need for provisioning and regulating the bandwidth of their clients who access their Internet backbone.

         Hotels, multi-tenant apartment buildings, businesses in the publishing, broadcasting, entertainment, marketing, and public relations areas, and even aircraft have immediate demand for carrying real-time services over their computer networks. Integrated service, multimedia gateway devices, built around TrueCircuit, would for the first time tie together all major communications services - video, telephone, and Internet access, through the existing building phone or cable wiring.

         TrueCircuit has the unique ability to manage all such services within a standard LAN with no degradation in signal quality. Standard QoS approaches rely upon queues that induce latency and jitter into a signal. TrueCircuit eliminates network queues, and the latency and jitter they would otherwise introduce.

         Video network encoders currently sell within the $20,000 to $40,000 range. A high-fidelity audio/IP encoder/decoder costs several thousand dollars. Packet shapers and lower-end multimedia gateways generally sell for two thousand to five thousand dollars per box. Our gateway products incorporate these functions in various combinations but have TrueCircuit as their proprietary enhancement.

         METROPOLITAN AREA NETWORK (MAN) APPLICATIONS

         Beyond the corporate LAN, there is a demand for video conferencing among corporate plants and within a metropolitan area.

         The key to effectively exploiting this market is to have very low latency to enable real-time personal interaction. Video conferencing in the past achieved less than stellar success. Researchers have found that audio troubles can seriously affect the quality of interaction in ways not experienced in face-to-face meetings. The half-second delay in transmitting audio between sites can cause speech collisions, trouble in working through conflict and disagreement, and even a marked lack of humor, all of which rely on careful timing. Using TrueCircuit technology this problem is eliminated due to TrueCircuit's very low latency.

         It is not enough to have real-time interaction; video conferencing also requires high-resolution video. The availability of a shared drawing space is also highly desirable. TrueCircuit technology provides very high-resolution real-time interactive drawing spaces. Video conferencing participants can use their own white-board or simply a sheet of paper to communicate detailed drawings.

         We plan to enter into strategic alliances with Internet Service Providers through which we would deploy TrueCircuit technology within metropolitan areas to multicast private video and/or audio programming, and implement video conferencing and private telephone networks. As of the time of this filing, we have not yet entered into any specific strategic alliances nor do we have concrete plans to do so in the near future.

         Professional markets requiring these products would include the 12,000 radio and 9,500 television stations across the United States that would like to set up private feeds to independent studios within their areas. We believe video broadcasters and production and post-production/editing facilities that wish to send compressed video streams over xDSL lines would be willing to pay $25,000 per video box. In addition to these video broadcasters are other video content providers who require the ability to multicast video programming within a city or who wish to set up video conferences around town.

         WIDE AREA NETWORK (WAN) APPLICATIONS

         All networks crossing interface boundaries require bridge devices. Bridge devices are necessary to connect a LAN, including a TrueCircuit-enabled LAN, to a WAN. These bridges would convert TrueCircuit IP to and from such interfaces as ATM/SONET, T1/E1, xDSL, cable modem, etc.

         We plan to license TrueCircuit technology to others to create the appropriate bridge devices for network interfaces.

         VIDEO/AUDIO NETWORK (VAN) APPLICATIONS

         Video signals are most sensitive to jitter. Even 200 nanoseconds of jitter on a signal can severely degrade a live video feed. The market for broadcasters, audio and video production and post-production studios is substantial and fast-growing. These fields are quickly moving from analog film and tape to digital media, and we expect they will require TrueCircuit technology to transport their video and audio feeds and distribute them to their computer editing workstations.

         Based upon feedback from a professional video equipment manufacturer, video switches and equipment can be priced from $25,000 to $60,000. There is a combined total of 50,000 studios in video production, post-production, and broadcasting that could use products in this area for their internal networks (in addition to possible use for MANs interconnecting their audience).

         HOME AND WIRELESS NETWORKING

         International Data Corporation expects the number of home office households with multiple PCs to soar from 7.8 million in 1998 to 12.1 million by 2002. Therefore a market for Home Networking should exist.

         Home Phone Network Alliance (HomePNA), the current standard for computer networking over standard home phone wiring, does not adequately address the QoS issue. The existing HomePNA standard uses a shared

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network approach wherein collisions are common. Furthermore, the effects of collisions within HomePNA are much more severe than within Ethernet. TrueCircuit can eliminate these collisions within HomePNA and guarantee compatibility with home real-time services, such as multiple phone lines and audio/video entertainment feeds shared with computer web browsing. We are exploring potential commercial arrangements with semiconductor manufacturers that sell chips for HomePNA. Expansion of their products into the home networking market would be considered a natural extension of these companies' existing product offerings.

         In addition to HomePNA, a new standard for micro-cell wireless networking, BlueTooth, has emerged. Like HomePNA, BlueTooth also uses an Ethernet-like collision-based protocol for accessing the network. TrueCircuit can also enhance BlueTooth networks to combine real-time services with data.

STRATEGY

         Convergence elevates the network's importance to at least that of the PC today. All forms of local and global communications depend upon these networks. In other words reliance on the PC is falling and dependence on small, networked single function "black boxes" or "network appliances" is rising. We are pursuing a strategy based on five tactical maneuvers:

         1. INITIALLY TARGET HIGH-MARGIN MARKETS OF "EARLY ADOPTERS"-- Some market niches exist in arenas of high-margin economics that have a history of early adoption because of extreme competition. Our initial product directions must, of course, be targeted to markets that have an immediate need for guaranteed QoS. Our management has conducted discussions with end users, equipment vendors and system integrators to assist in selecting our optimal initial market niche and defining our initial product offerings. The highest visibility early adopters are the digital television broadcasters and their related production companies. These companies must satisfy an FCC mandate to convert to digital television. They require the highest quality of signal transport. We officially introduced and demonstrated our video transport technology at a trade show, NetWorld+Interop '99, in Las Vegas on May 10, 1999. The feedback on our technology and range of product options from industry attendees has helped to guide us in finalizing our marketing decisions to target this market as well as other lower-end video network interface markets.

         2. SEEK RESEARCH AND DEVELOPMENT (R&D) FUNDING FROM KEY CUSTOMERS-- We have the technology and intellectual resources to seek R&D funds from key customers to develop products.
                  The R&D area is of central importance to our long term plans. We will strive to ensure that any arrangement for R&D funds is open-ended (e.g. we will retain the right to use our technology in other markets and products). To date, we have yet to receive R&D funds via this route, but we will continue to seek such arrangements as the opportunities arise.

         3. ESTABLISH STRATEGIC MARKETING RELATIONSHIPS-- We are actively seeking to build strategic relationships with hardware vendors, service providers and system integrators.
                  We have garnered the interest of several leading technology companies in the fields of video camera equipment, consumer electronics, semiconductors and networking. We have yet to enter into definitive arrangements with any of these entities; however, should we be successful in doing so, we anticipate that these relationships will provide us with market acceptance, distribution outlets, manufacturing capacity, and most importantly, product definition and continuing market insights into the targeted market areas.

         4. CONTINUE ADHERENCE TO INDUSTRY STANDARDS FOR QOS--We will ensure that TrueCircuit will continue to adhere to industry standards for specifying QoS. Operating on Internet Protocol (IP), TrueCircuit offers substantial advantages over competing approaches for effective traffic control management. It works with such industry QoS over IP standards as RSVP, MPLS, and IETF DiffServ. However, unlike existing implementations, TrueCircuit provides negligible latency and jitter.

         5. LEVERAGE IN-HOUSE EXPERTISE IN SIGNAL PROCESSING AND NETWORKING--Our personnel have significant expertise in digital signal processing, mixed-signal analog/digital circuit design, and networking, with many dozens of publications and dozens of patents. We are leveraging our in-house experience to allow us to quickly enter the high-end video and audio markets with TrueCircuit networking technology.

COMPETITION

         We have developed a corporate strategy of entering markets where our intellectual property gives us a strong competitive advantage. In general, we see only indirect competition in these markets. In the professional video market, TrueCircuit is the only means of which we are currently aware for meeting the low jitter requirements within IP/Ethernet networks. Competition for using new networked technology in this market comes from FibreChannel and SerialBus, both of which use alternative network approaches. However, neither of our competitors' approaches has yet become dominant in this area. We believe that backward compatibility, a fully developed routing capability and a large existing infrastructure of IP/Ethernet gives our approach a strong competitive advantage technologically.

         We must still co-exist with a number of major, entrenched network equipment providers such as Cisco, Nortel Networks, 3Com and Lucent. Each of these vendors has announced a strategy for convergence. All of these companies can be seen either as potential partners in licensing or distributing our technology, or as strong competition. Although we are initially focusing on high-end applications and markets that require proprietary technology not yet demonstrated by these companies, the risk clearly exists that these companies, or new startups we are not yet aware of, may develop their own competitive technology and enter our markets.

         All the major network equipment manufacturers stress their adherence to recognized international standards. We therefore designed TrueCircuit as an implementation of QoS over IP that is compatible with all appropriate IP standards - RSVP/MPLS, IETF DiffServ, and IEEE 802.1pq. A major advantage of TrueCircuit is in its ability to provide ATM compatibility and quality of QoS over a standard Ethernet or IP network. However, a potential risk is that one of the major equipment manufacturers may choose to develop its own proprietary standard that is incompatible with the implementation of our technology.

         Cisco has announced a strong push towards IP telephony. It has announced IP telephones in the $300 range, along with the switching equipment to go with it. However, Cisco has adopted a queue-based implementation of QoS that gives priority-based preference to packets of data. The problem with queue-based QoS is that queues introduce unpredictable delay. For telephone signals, this translates to latency and jitter. For smaller numbers of simultaneous phone calls, the latency may not be noticeable. The adverse effects of queues become apparent when telephone or other real-time traffic becomes a large fraction of the overall network capacity and in high-end applications such as interactive CD-quality audio or high-quality video. Such applications require either TrueCircuit or some other equally effective means for transporting converged application traffic. In particular, interactive and high-end video requires very low jitter, under 200 nanoseconds. TrueCircuit can provide such latency guarantees whereas queue-based Weighted Fair Queuing QoS cannot. However, there remains the risk that Cisco or others may reduce the price of bandwidth to the extent that a customer could obtain competitive QoS by partitioning and upgrading their networks to operate at much higher data rates and thereby reduce network contention.

         The Grass Valley Group and Sony are both established manufacturers of professional video equipment. Their current video products use older analog cabling as well as specialized, single-feed serial links to form point-to-point connections between expensive video switch boxes and video sources. Our video networking products would create a lower-cost and more robust solution by eliminating the large bundles of coaxial cables and multiple switch boxes. Our solution would not only replace this costly and inflexible infrastructure with a few strands of fiber optic links connected to a centralized Path 1 video switch, it would also upgrade a facility for digital television. In addition, the U.S. Government has mandated a phase-in period for digital television, further enhancing the market for TrueCircuit video equipment over legacy approaches. We anticipate that the manufacturers of legacy video equipment would wish to purchase TrueCircuit video network interface modules to make their equipment digital television-compatible.

         Integrated service access in hotels, multi-tenant apartments, and the home is a new and expanding market. We are not aware of products that now directly address this market to combine phone, video-on-demand, and Internet access all via a HomePNA phone wire interface with QoS guarantees. Scientific-Atlanta, General Instrument, and others make set-top boxes, but these devices do not have all the integrated capabilities offered by our TrueCircuit technology, nor can multiple set-top boxes interconnect as a network with QoS guarantees. Again, we believe that TrueCircuit gives us a strong proprietary advantage in these potentially large, yet currently undeveloped markets.

         The market with the closest apparent competition arises in metropolitan-area multi-media services, such as video conferencing. Here, Lucent and the telecom industry represent indirect competition through their development of ATM/SONET and T1/T3/xDSL multiplexors that can create isolated virtual channels for different services over the same SONET, T1, T3, or xDSL line. In general, such equipment is pre-configured to create and set aside separate channels for each service, regardless of whether that service may or may not come into use. This approach is appropriate only for point-to-point links. Our equipment would have the advantage of creating a private multi-point network that dynamically allocates channels only while they are needed. The Path 1 system would allow multicasting and more efficient utilization of the limited outgoing link bandwidth.

         Finally, we may find ourselves in competition with an alternative technology for QoS over IP. We are aware of one such technology by Peak Audio, Inc. of Colorado. Peak Audio is a relatively small company that currently has no products of its own. Instead, it licenses its CobraNet audio distribution over Ethernet. However, our analysis of their patents lead us to the conclusion that TrueCircuit is more robust, precise, and scalable to larger networks than their technology. Furthermore, our in-house expertise in embedded systems allow us to tailor the integration of QoS for specific applications, leading to more cost-effective and higher-performance equipment and QoS technology.

         Competition, of course, is not based solely on technological superiority. Customers may choose a technologically inferior product if its provider can give better pricing, availability, manufacturing, quality, service or reliability of continued supply.

SALES

DISTRIBUTION CHANNELS

         We intend to ship a variety of products. Each product is targeted for a different type of customer, so each product requires a different distribution channel and sales strategy to reach the intended customer. Our initial distribution plans involve relationships with systems integrators and Internet Service Providers. To date, we have focused on local, San Diego-based companies that we can easily work with and who can provide essential early feedback on our products and strategies. We have formed relationships with Console Inc. as our first system integrator and American Digital Network as our first Internet Service Provider partner.

PROFESSIONAL VIDEO MARKET

         A majority of sales of the PS1/PS100 Real-Time Ethernet Switches, PG1 Broadcast Video Ethernet Interface and dotCAM LAN Digital Video Camera and Interface are expected to be to professional video studios. We have identified experienced distributors and manufacturers of professional video products and have begun discussions to determine market size and set up distribution channels. These vendors need Path 1 QoS technology to expand into the new digital television and high definition television (HDTV) markets and have expressed interest in partnering with us to resell TrueCircuit professional IP/Video products to complement their own product lines.

LICENSING AND SOFTWARE SALES

         We plan to derive revenue from licensing TrueCircuit for the dotCAM and other potential TrueCircuit-enabled consumer appliances, from the licensing of TrueCircuit network interface driver software, and from sales of the TrueCircuit NetManager software. In all of these cases, we intend to enter into sales and licensing agreements with large high-volume companies. We intend to bundle the QoS Driver Software with a TrueCircuit-capable network interface to enable video and audio over the Internet Protocol using standard PCs. The distribution channels for this software will be the network interface card manufacturers, provided we are able to successfully enter into arrangements with these manufacturers to write a QoS-enabled driver for their products.

         However as a contingency to the requirement of obtaining such major distribution partners, we may alternatively sell our TrueCircuit QoS Driver Software separately to enterprise clients as part of a full network system integration package for introducing QoS real-time networking services.

APARTMENT/HOTEL/MOTEL USE OF TRUECIRCUIT-ENABLED PRODUCTS

         We expect a variation on the TrueCircuit MultiMedia Gateway to be used in hotels and multi-tenant apartment buildings. This technology will enable services beyond those currently available in today's multi-occupant buildings. In a number of large cities within the United States, apartment buildings now charge a premium of several hundred dollars per month if they are already hooked up to high-bandwidth Internet connections.

PRODUCT DEVELOPMENT MANAGEMENT

         Central to each current and prospective product is the TrueCircuit core technology. A single development team develops and enhances the TrueCircuit core technology used across all Path 1 products. This team consists of two software engineers and two hardware engineers.

         In addition to the core technology team, it is our intent that each Path 1 product will have a program manager, a lead engineer and an assigned sales/marketing manager. These teams define, design and implement their assigned products. The size of each team will depend on scope of the specific product and may be partially outsourced.

MANUFACTURING / PRODUCTION

         A wide variety of products require QoS. We intend to capitalize on this heterogeneous market as quickly as possible, and deal with the challenge of supporting a large and varied product line. To meet this challenge, we plan to utilize the services of ISO 9000 certified component distributors and an ISO 9000 certified contract manufacturer.

         We will monitor the operations of the contract manufacturing via our own quality control team. This team's responsibilities will include evaluating contract manufacturers as well as monitoring production through statistical quality control metrics.

RESEARCH AND DEVELOPMENT

         We focus significant development efforts on expanding our suite of products, designing enhancements to core technologies and addressing additional technical challenges inherent in developing new product applications. We expect that we will continue to commit substantial resources to product research and development in the future.

         We also have entered into a co-development agreement with San Diego-based Integrated Systems Design Center, Inc. (doing business as Dr. Design, Inc.) to co-develop on our behalf a range of professional video products that utilize Path 1's TrueCircuit technology. This co-development arrangement allows us to leverage Dr. Design's specific expertise in commercialization of video technologies for use by production studios and television broadcast facilities.

CUSTOMERS

         We have yet to generate revenue from sales to customers. This lack of sales revenues is due to the fact that we are still developing much of our core technology and have only recently commenced production of prototypes of some of our core products.

         We have entered into several beta test agreements with potential customers for the use and evaluation of the TrueCircuit Multimedia Gateway. We expect to enter into additional beta test agreements with other potential customers for both this initial technology evaluation product as well as our video products as they become available. We hope to have such beta test agreements in the second or third quarters of 2000 for our initial video products, the dotCAM and the PG1 Path 1 TrueCircuit Gigabit Ethernet Broadcast Video Interface.

PROTECTING INTELLECTUAL PROPERTY

         Our success will depend, in part, on our ability to obtain and protect our patents, trademarks and trade secrets and operate without infringing upon the proprietary rights of others in the United States and other countries. If we were to become involved in a dispute regarding our intellectual property, it could become necessary for us to participate in interference proceedings before the United States Patent and Trademark Office to determine whether we have a valid claim to the rights involved. We could also be forced to seek a judicial determination concerning the rights in question. Such proceedings could be costly and time consuming, even if we were to eventually prevail. Should we not prevail, we could be forced to pay significant damages, obtain a license to the technology in question, or stop marketing one or more of our products.

PATENTS

         We filed three patent applications in late 1998 covering the core aspects of our TrueCircuit technology. Two additional patent disclosures have also been filed and applications covering these new inventions are in preparation.

         Among the areas covered by our patent applications and disclosures are: end-to-end quality of service mechanisms; virtual channel creation and management in an IP or CSMA/CD network and across multiple TrueCircuit domains; TrueCircuit-enabled network switches; TrueCircuit-enabled repeaters/hubs; network security, maintenance of QoS within a legacy environment; and compatibility of TrueCircuit with legacy equipment.

TRADE SECRETS

         In addition to the protection afforded by patent law, implementations of TrueCircuit technology contain trade secrets kept in the strictest of confidence by our engineering team. These trade secrets cover areas of fast context switching in embedded operating systems, real-time embedded architectures, signal processing techniques for artifact-free signals, and low-latency software drivers. We initially require each external party that obtains access to our technology (including, but not limited to, manufacturers, distributors, consultants and potential strategic partners) to sign confidentiality/non-disclosure agreements. However, our plan to embed our technology into a small set of integrated circuits by third quarter 2000 will eliminate this requirement. There are risks that these other parties may not comply with the terms of their agreements with us, and that we may not be able to adequately enforce our rights against such parties.

TRADEMARKS

         We have trademarked TrueCircuit to describe its fundamental technology. TrueCircuit technology establishes the equivalent of "true" hardwired "circuits" over the traditionally packet switched Internet Protocol.

CONFIDENTIALITY AGREEMENTS

         We require our employees, potential strategic partners, potential customers and other parties who become privy to our proprietary technology to execute confidentiality agreements with us. These agreements generally provide that all confidential information developed or made known to the employees and outside parties during the course of their relationship with us is to be kept confidential and not to be disclosed to third parties, except under certain specific circumstances. In the case of employees, the agreements also provide that all inventions and works of authorship conceived by the employees in the course of their employment will be our exclusive property.

EMPLOYEES

         As of January 1, 2000, we employ eight people full-time and two persons part-time. It is anticipated that additional employees will be hired as needed to strengthen management and help in the commercial launch of our products. We plan to hire (contingent upon obtaining additional financing) fourteen new employees within the next 8 months.

         Our relationship with our employees is good. None of our employees is a member of a labor union.

CORPORATE HISTORY AND ADDRESS

         We were incorporated in January 1998 in the State of Delaware under the name Millennium Network Technologies, Inc. In March 1998, we changed our name to Path 1 Network Technologies Inc. and we commenced operations in San Diego, California in May 1998. Our headquarters are presently located at 3636 Nobel Drive, Suite 275, San Diego, California 92122. Interested persons may visit our website at www.path1.net.

REPORTS TO SECURITY HOLDERS

         Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and will file annual, quarterly and other reports with the Securities and Exchange Commission (the "SEC"). We will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

AVAILABLE INFORMATION

         Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room by calling the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Pacific Regional Offices of the SEC located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, the address of which is http://www.sec.gov.

                   RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

         YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION IN THIS REGISTRATION STATEMENT, INCLUDING OUR FINANCIAL STATEMENTS AND THE RELATED NOTES. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY RISKS AND UNCERTAINTIES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL ALSO MAY IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD SUFFER. IN THAT EVENT, THE TRADING PRICE OF OUR STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT IN OUR COMMON STOCK. THE RISKS DISCUSSED BELOW ALSO INCLUDE FORWARD-LOOKING STATEMENTS AND OUR ACTUAL RESULTS MAY DIFFER SUBSTANTIALLY FROM THOSE DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS.

IT IS DIFFICULT TO EVALUATE OUR BUSINESS BECAUSE WE HAVE A LIMITED OPERATING HISTORY AS A PROVIDER OF QUALITY OF SERVICE (QOS) HARDWARE AND SOFTWARE FOR ALL NETWORKS, INCLUDING THE INTERNET.

         Path 1 has a relatively brief operating history. We were incorporated in January 1998 and commenced operations in May 1998. We do not yet have any products in commercial production. Accordingly, we are subject to all of the risks associated with new business ventures including, without limitation, raising capital, acquiring or developing products which function as intended, arranging for suitable manufacturing facilities, entering into strategic relationships with other companies, identifying and retaining necessary personnel, establishing and penetrating markets for our products and services and achieving profitable operations.

WE NEED MORE WORKING CAPITAL TO EXPAND OUR BUSINESS, AND OUR PROSPECTS FOR OBTAINING ADDITIONAL FINANCING ARE UNCERTAIN.

         We currently anticipate that our available cash resources will be sufficient to meet our anticipated capital expenditures and working capital requirements through February 2000. We are currently conducting another offering of our common stock to accredited European and American investors. As we are a new business with no sales or revenues to date, we anticipate that we will be dependent over the foreseeable future upon procurement of additional financing to fund expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or equity-linked securities, the percentage ownership of our stockholders would be reduced. In addition, these securities may have rights, preferences or privileges senior to the rights of the securities held by our stockholders. We cannot assure that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to continue our operations or fund our expansion, take advantage of potential opportunities, develop or enhance services or products, or otherwise respond to competitive pressures would be significantly limited. Our business, results of operations and financial condition could be harmed by this limitation. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources" for a discussion of working capital and capital expenditures.

WE ARE SUING CERTAIN PRESENT AND FORMER COMPANY INSIDERS. THIS LITIGATION MAY BE PROTRACTED AND MAY DIVERT SIGNIFICANT COMPANY RESOURCES AWAY FROM THE CONDUCT OF OUR BUSINESS.

         We are suing Michael Berns, his wife Rona Berns, James Berns, Franklin Felber and the law firm of Berns & Berns for breach of oral contract, professional negligence, breach of fiduciary duty, constructive trust, breach of the covenant of good faith and fair dealing, and unfair business practices. Collectively, the four individuals named above own 1,910,640 shares of our common stock. We are seeking damages and/or cancellation of outstanding shares.

         Some of the defendants have, in response, sued us for indemnification and sued us and three of our directors for alleged wrongdoing in connection with a stock option which Franklin Felber granted to Jyra Research, Inc.

         The litigation is causing and will continue to cause a substantial expense for attorneys fees and a diversion of management attention, regardless of the outcome of the litigation. In addition, internal disputes such as this one can be harmful to companies, especially a company such as ours which is in the early stage of development. This dispute could result in a lack of cooperation among our directors and between the directors and the senior management. Please see "Legal Proceedings" for further discussion of this dispute.

OUR PROPOSED PRODUCTS ARE ONLY AT A DEVELOPMENTAL STAGE.

         At the present time, our proposed products have yet to receive the requisite commercial and FCC certifications. Our proposed products are either at the conceptual stage, i.e., ideas for products, or have been reduced to beta units or prototypes that must be tested and modified. We must continue our efforts to design these proposed products and arrange for prototypes of each product to be manufactured, tested and de-bugged before we can implement our marketing plan. There is no assurance that each of these milestones can be achieved or that, if they are achieved, we will be able to effectively market our products and achieve profitable operations.

WE MAY BE UNABLE TO OBTAIN PATENT PROTECTION FOR OUR CORE TECHNOLOGY AND PRODUCTS, AND THERE IS A RISK OF INFRINGEMENT.

         We intend to patent our core technology and our products. However, there can be no assurance that patents will be issued to us, or, if patents are issued, that they will be broad enough to prevent significant competition or that third parties will not infringe upon or design around such patents to develop a competing product. Furthermore, others may design and manufacture superior products.

         In addition to seeking patent protection for our products, we intend to rely upon a combination of trade secret, copyright and trademark laws, and contractual provisions to protect our proprietary rights in our products. There can be no assurance that these protections will be adequate or that competitors will not independently develop technologies that are substantially equivalent or superior to our products.

         There has been a trend toward litigation regarding patent and other intellectual property rights in the software and hardware industry. Although there are currently no lawsuits pending against us regarding possible infringement claims, there can be no assurance such claims will not be asserted in the future or that such assertions will not materially adversely affect our business, financial conditions and results of operation. Any such suit, whether or not it has merit, would be costly to us in terms of employee time and defense costs and could materially adversely affect us. If an infringement or misappropriation claim is successfully asserted against us, we may need to obtain a license from the claimant to use the intellectual property rights. There can be no assurance that such a license will be available on reasonable terms or at all.

WE FACE COMPETITION IN OUR INDUSTRY FROM MUCH LARGER COMPANIES WITH SIGNIFICANTLY GREATER RESOURCES THAN OUR OWN, AND SUCH COMPETITION IS LIKELY TO INCREASE IN THE FUTURE.

         Although we have pursued a strategy of entering markets where our intellectual property gives us a strong competitive advantage, we still presently face indirect and direct competition in these markets. We anticipate that the competitive pressures we currently face will increase significantly in the future. A number of major network equipment providers such as Cisco Systems, 3Com and Lucent have announced network convergence strategies. Other competitors are developing alternative network approaches which, if successful, could materially and adversely affect us. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger customer bases then we have. In addition, many of our competitors may be able to respond more quickly than we can to new or emerging technologies, as well as devote greater resources than we can to the development, promotion and sale of their products. Increased competition could result in price reductions, lower projected margins and inability to gain market share. In addition, if we expand internationally, we may face additional competition. There can be no assurance that we will be able to compete successfully against current and future competitors.

WE MAY NOT BE ABLE TO PROFIT FROM GROWTH IN OUR BUSINESS IF WE ARE UNABLE TO EFFECTIVELY MANAGE THE GROWTH.

         Our senior managers have limited experience in management positions and in managing rapid growth. We anticipate (but by no means do we guarantee) that we will grow rapidly in the near future and that this growth will place significant strain on our managerial, financial and personnel resources. The pace of our anticipated expansion, together with the complexity of the technology involved in our proposed products, demands an unusual amount of focus on the operational needs of our future customers for quality and reliability, as well as timely delivery and post-installation field support. In addition, relationships with new customers generally require significant engineering support. Therefore, adoption of our products by customers would increase the strain on our resources, especially our engineers. To reach our goals, we will need to continue hiring on a rapid basis, while, at the same time, invest in our infrastructure. We expect that we will also have to expand our facilities. In addition, we will need to:

         -     successfully train, motivate and manage new employees;

         -     expand our sales and support organization;

         - integrate new management and employees into our overall operations; and

         -     establish improved financial and accounting systems.

         We may not succeed in anticipating all of the changing demands that growth would impose on our systems, procedures and structure. If we fail to effectively manage our expansion, our business may suffer.

COMPETITION FOR EMPLOYEES IN OUR INDUSTRY IS INTENSE, AND WE MAY NOT BE ABLE TO HIRE OR RETAIN KEY EMPLOYEES.

         Our future success will depend, in part, on our ability to attract and retain highly skilled employees, particularly management, technical and sales personnel. Competition for employees in our industry and in our geographic region is intense due to the scarcity of available people with the necessary technical skills. We may be unable to retain our key employees or to attract other highly qualified employees in the future.

WE ARE DEPENDENT ON OUR KEY MANAGEMENT FOR OUR FUTURE SUCCESS, AND NONE OF OUR MANAGERS ARE OBLIGATED TO STAY WITH US.

         Our success depends on the efforts and abilities of our senior management and certain other key personnel. We currently do not have key man life insurance on any of these employees. If any of these key employees leaves or is seriously injured and unable to work and we are unable to find a qualified replacement, then our business could be harmed. In addition, we plan to continue to hire key management personnel. We may not be able to successfully assimilate these employees or hire qualified key management personnel to replace them.

OUR EXECUTIVE OFFICERS, DIRECTORS AND 5% STOCKHOLDERS CURRENTLY MAINTAIN SUBSTANTIAL VOTING CONTROL OVER US, WHICH WILL ALLOW THEM TO CONTROL MOST MATTERS SUBMITTED TO STOCKHOLDERS FOR APPROVAL.

         Our executive officers, directors and 5% stockholders beneficially own, in the aggregate, 54% of our outstanding common stock. As a result, these stockholders (or subgroups of them) retain substantial control over matters requiring approval by our stockholders, such as the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control. Although persons holding a significant amount of outstanding shares are currently on the respective opposite sides of litigation, it is possible that in the future they will resolve their differences and tend to vote their shares together. Until then, the existence of large holdings by subgroups could have the same kind of effect as described in this paragraph.

UNANTICIPATED DELAYS OR PROBLEMS IN INTRODUCING PRODUCTS OR PRODUCT IMPROVEMENTS MAY CAUSE CUSTOMER DISSATISFACTION.

         Management has limited experience in manufacturing products. In addition, delays in the development of prototype products are not uncommon in high-tech industries such as ours. If we experience problems related to introducing products or product improvements or the reliability and quality of our products, we could experience reduced product sales and adverse publicity. Our products are complex and are likely to contain a number of undetected errors and defects, especially when these products are first released. These errors or defects, if significant, could harm the performance of these products, result in ongoing redevelopment and maintenance costs and/or cause dissatisfaction on the part of customers. These costs, delays or dissatisfaction could harm our business.

MANAGEMENT MAY APPLY THE PROCEEDS OF OUR COMMON STOCK OFFERINGS TO USES THAT DECREASE OUR PROFITS OR MARKET VALUE.

         We have used the net proceeds from our offerings of Path 1 common stock for general corporate purposes, including working capital, and for research and development, but also for matters such as legal fees for litigation. We determine, based on our existing needs, how the proceeds will be allocated among the anticipated uses. Accordingly, our management has significant flexibility in applying the net proceeds of our common stock offerings and operating income (if any). The money may be used for corporate purposes that decrease stockholder value.

TO DATE THERE HAS BEEN ONLY A LIMITED PUBLIC MARKET FOR OUR COMMON STOCK AND THERE IS NO ASSURANCE THAT AN ACTIVE TRADING MARKET FOR OUR COMMON STOCK WILL EVER EXIST.

         As of January 1, 2000, there are 6,086,651 shares of our common stock outstanding. Prior to this registration of our common stock under the Securities Exchange Act of 1934, there has been only a limited public market for Path 1 securities. There can be no assurance that a broad public market for our securities will arise once our common stock is registered. We may be unable to attract and maintain good-quality market makers. In the event a liquid market for our common stock does develop, there can be no assurance that the market will be strong enough to absorb all of the common stock currently owned by our stockholders. In addition, subsequent issuances of equity or equity-linked securities may further saturate the market for our common stock. The resale of substantial amounts of our common stock will have a depressive effect on the market.

         Principal stockholders with an aggregate of 3,339,360 shares of common stock are subject to a lock-up agreement which expires on February 1, 2000. Public resales could begin then which might result in an imbalance of supply and demand in the market for our common stock, thus driving our stock price downward.

THE MARKET PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY, IN WHICH CASE STOCKHOLDERS MAY LOSE ALL OR PART OF THEIR INVESTMENT.

         Our common stock is presently quoted for trading on the OTC Bulletin Board as well as on the Third Segment of the Frankfurt Stock Exchange. The market price for our common stock is susceptible to a number of internal and external factors including:

         -     quarterly variations in operating results;

         -     announcements of technological innovations;

         - the introduction of new products or changes in product pricing policies by us or our competitors;

         -     proprietary rights disputes or litigation; and

         -     changes in earnings estimates by analysts or other factors.

         In addition, stock prices for many technology companies fluctuate widely for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, market and political conditions such as recessions or military conflicts, may materially and adversely affect the market price of our common stock.

WE INTEND TO OFFER STOCK INCENTIVE PLANS TO OUR EMPLOYEES WHICH COULD RESULT IN SUBSTANTIAL DILUTION TO ALL STOCKHOLDERS.

         In order to provide incentives to current employees and induce prospective employees and consultants to work for us, we have offered and issued options to purchase our stock. The exercise of such options could result in substantial dilution to all stockholders.

IF WE EXPAND OUR BUSINESS INTERNATIONALLY WE MAY BE SUBJECT TO FOREIGN GOVERNMENT REGULATIONS AND TAXATION, CURRENCY ISSUES, DIFFICULTIES IN MANAGING FOREIGN OPERATIONS AND FOREIGN POLITICAL AND ECONOMIC INSTABILITY.

         An element of our growth strategy is to introduce our products into international markets. Our participation in international markets will be subject to a number of risks, including foreign government regulations, export license requirements, tariffs and taxes, fluctuations in currency exchange rates, introduction of the European Union common currency, difficulties in managing foreign operations and political and economic instability. To the extent our potential international customers are impacted by currency devaluations, general economic crises or other macroeconomic events, the ability of our customers to purchase our products could be diminished.

         In order to help us address some of the risks associated with introducing our products internationally, we believe it will be necessary to establish strategic relationships with international partners. To date, we have not entered into any strategic relationship with any international partners. We cannot assure you that we will be able to establish international relationships, or that if established, they will be successful. In addition, we cannot assure you that an international market for our products will ever successfully develop.

PROBLEMS RESULTING FROM THE YEAR 2000 PROBLEM COULD REQUIRE US TO INCUR UNANTICIPATED EXPENSE AND COULD DIVERT MANAGEMENT'S TIME AND ATTENTION.

         The Year 2000 problem could harm our business and financial results. Many currently installed business systems and software products are coded to accept or recognize only two-digit entries in the date code field. These systems may interpret the date code "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded or replaced to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

         We have evaluated our products and consider them to be fully Year 2000 compliant. However, if we have somehow failed to correct a material Year 2000 problem, our business activities and results of operations could be adversely affected. In addition, significant Year 2000 problems involving our potential customers or involving services or equipment provided to us by third-party vendors could significantly affect the conduct of our business. Any significant Year 2000 problem could require us to incur significant unanticipated expenses to remedy this problem and could divert management's time and attention.

                           FORWARD-LOOKING STATEMENTS

         This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," or "will," or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements. In addition, this registration statement contains forward-looking statements attributed to third party industry sources relating to their estimates regarding the growth of Internet use. You should not place undue reliance on these forward-looking statements.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results, unless so required by law.

FINANCIAL INFORMATION

                       SELECTED HISTORICAL FINANCIAL DATA

     In the table below, we provide you with selected historical financial data. We have prepared this information using financial statements for the period from January 30, 1998 (inception) to December 31, 1998 and the nine-month period ended September 30, 1999. The financial statements for the period from January 30, 1998 (inception) to December 31, 1998 have been audited by Ernst & Young LLP, independent auditors. The financial statements for the nine-month period ended September 30, 1999 have not been audited. We have prepared this unaudited information on substantially the same basis as the audited financial statements and included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations for the period. When you read this selected historical financial data, it is important that you read along with it the historical financial statements and related notes as well as the section titled "Management's Discussion and Analysis of Financial Condition and Operating Results" included elsewhere in this registration statement. Historical results are not necessarily indicative of future results.


                                                     PERIOD FROM
                                                   JANUARY 30, 1998        NINE MONTHS
                                                    (INCEPTION) TO            ENDED
                                                   DECEMBER 31, 1998    SEPTEMBER 30, 1999
                                                   -----------------    ------------------
                                                                            (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Operating expenses:
  Research and development..........................   $   600,035          $   695,839
  Sales and marketing...............................       291,698              234,915
  General and administrative........................       298,529              528,130
                                                       -----------          -----------
Total operating expenses............................   $(1,190,262)         $(1,458,884)
                                                       -----------          -----------
Interest income, net................................         7,123               14,209
                                                       -----------          -----------
Net loss............................................   $(1,183,139)         $(1,444,675)
                                                       ===========          ===========
Net loss per share (1):
  Basic and diluted.................................   $     (0.25)         $     (0.26)
                                                       ===========          ===========
  Weighted average shares--basic and diluted........     4,712,194            5,648,051
                                                       ===========          ===========



                                                        DECEMBER 31,          SEPTEMBER 30,
                                                            1998                  1999
                                                        ------------          -------------
BALANCE SHEET DATA:
Cash and cash equivalents............................   $ 119,394             $   1,005,362
Working capital......................................      74,177                   942,084
Total assets.........................................     311,594                 1,184,189
Total stockholders' equity...........................     256,252                 1,105,590


-----------------------
(1) See Note 1 of Notes to Financial Statements for a description of the computation of the net loss per share and the number of shares used in the per share calculation.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under "Risk Factors". While this outlook represents our current judgement on the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested below. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date of this registration statement. You should read the following discussion in conjunction with our financial statements and the accompanying notes.

GENERAL

         Our only material financial transactions have been capital raising, paying costs of forming our company and commencing limited operations, including research and development. We are a corporation with a limited operating history; we were incorporated on January 30, 1998. We are a development-stage company with no revenues to date. We have insufficient operating history on which to base an evaluation of our business and prospects. Any such evaluation must be made in light of the risks frequently encountered by companies in their early stages of development, particularly for companies in the rapidly evolving sector related to the Internet. Among the risks we face are the absence of an established customer base, lack of a significant presence in the marketplace, untested operating capacity and the need for additional capital. There is no assurance that we will be successful in addressing these risks and if we fail to do so, our financial condition and results of operations would be materially harmed.

         We believe that our success depends in a large part, on our ability to create market awareness and acceptance for our products, raise additional operating capital to grow operations, build technology and non-technology infrastructures and continue product research and development.

RESULTS OF OPERATIONS (FROM INCEPTION THROUGH DECEMBER 31, 1998 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 1999)

         SALES. We had no revenue from product sales in either 1998 or 1999.

         RESEARCH AND DEVELOPMENT EXPENSES. Our research and development expenses were $600,035 for the period from inception through December 31, 1998, compared to $695,839 for the nine months ended September 30, 1999, as the receipt of additional invested funds enabled us to ramp up our research and development effort.

         SALES AND MARKETING EXPENSES. Our sales and marketing expenses were $291,698 for the period from inception through December 31, 1998 (a significant portion of this amount is compensation expense related to shares given to a certain employee) and $234,915 for the nine months ended September 30, 1999, as we continued our ongoing efforts to increase market awareness and acceptance of our technology.

         GENERAL AND ADMINISTRATIVE EXPENSES. Our general and administrative expenses were $298,529 for the period from inception through December 31, 1998, compared to $528,130 for the nine months ended September 30, 1999, due to higher personnel and legal costs. After this registration statement becomes effective, we will have ongoing additional legal and accounting expenses as a result of being a reporting "public company".

LIQUIDITY AND CAPITAL RESOURCES

         Since our inception, we have funded our cash requirements through issuances of our common stock to accredited investors in Europe and the United States. As of January 1, 2000 we had $456,954 in cash available to fund operations. We operate in a very competitive industry in which large amounts of capital are required in order to develop and promote products. We will need to continue to raise significant amounts of additional capital, in both the very near term and the mid-term, in order to successfully compete.

      We currently estimate that we will require approximately $2,500,000 to fully develop our initial line of products. Actual development costs will depend on a number of factors, including:

     - our ability to identify and sell to customers and our ability to negotiate favorable licensing agreements with customers;

     -    the number of our customers;

     -    the nature and success of our products;

     -    regulatory changes; and

     -    changes in technology and product requirements.

     In addition, our actual expenses and revenues could vary materially from the amounts we anticipate or budget, and such variations may affect the additional financing needed for our operations. Accordingly, there can be no assurance that we will be able to obtain the capital that we will require.

     To the extent that we acquire the amounts necessary to fund our operations through the issuance of equity securities, our then-current stockholders may experience dilution in the value per share of their equity securities.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Computer systems and/or software products used by many companies may need to be upgraded to be Year 2000 compliant.

     We have completed a review of our internal computer systems, operations and products to determine the extent to which our business could be vulnerable to potential errors and failures as a result of the Year 2000 problem. The cost of this review to Path 1 was not material.

     We believe, based on our review, that our internal computer systems, operations and products are Year 2000 compliant and, as a result, the Year 2000 problem will not have a material adverse affect on our business, result of operations or financial condition. If, under a worse scenario, the Year 2000 problem causes a substantial or complete shutdown of the Internet, then this eventuality would have an adverse affect on our business and results of operations. We have no contingency plan for dealing with this scenario and are not planning to develop one.

     Despite testing and validation of our products, these products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our products could result in the following adverse affects to our operations:

     - delay or loss of revenue;

     - diversion of development resources;

     - damage to our reputation; or

     - increased service or warranty costs.

     Although we believe our products to be fully Year 2000 compliant, we face additional risks that suppliers of products, services and systems that we purchase and others with whom we transact business are not Year 2000 compliant. If third parties cannot provide us with products, services or systems that are Year 2000 compliant on a timely basis, our business, results of operations and financial condition could be affected. That said, a very high proportion of the technology incorporated into our products was developed internally, thus greatly decreasing our reliance on the products and services of outside vendors.

         Finally, as is the case with other similarly situated software companies, if our current or future customers fail to achieve Year 2000 compliance, our business, results of operations, or financial condition could be materially and adversely affected.

         We have not been a party to any litigation or any proceedings to date involving our products related to Year 2000 compliance issues; however, we cannot assure you that we will not in the future be required to defend our products in proceedings, or to negotiate the resolution of claims based on Year 2000 issues. Some commentators have predicted significant litigation regarding Year 2000 compliance issues. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent we may be affected by it. The costs of defending and resolving Year 2000-related disputes, and any liability of the company for Year 2000-related damages, including consequential damages, could have a material adverse effect on our business, results of operations and financial condition.

IMPACT OF EUROPEAN MONETARY CONVERSION

         We are aware of the issues associated with the changes in Europe resulting from the formation of a European economic and monetary union. One change resulting from this union required EMU member states to irrevocably fix their respective currencies to a new currency, the Euro, as of January 1, 1999, at which date the Euro became the functional legal currency of these countries. We do not expect this change to have any material effect on us.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We do not believe that changes in interest rates or foreign currency rates would materially affect us, due to our early stage of development. We own no hedging instruments or derivatives which are exposed to such changes.

PROPERTIES.

         We do not own any real property. We currently lease 4,142 square feet of office space at 3636 Nobel Drive, San Diego, California under a three-year lease that expires on May 31, 2002. Base rent for the period June 1, 1999 through May 31, 2000 is $8,491 per month. Thereafter the rent shall be adjusted annually to reflect a fixed four percent (4%) increase over the prior year's rent, resulting in monthly base rent payments of $8,831.00 per month for the period June 1, 2000 through May 31, 2001, and $9,184 per month for the period June 1, 2001 through May 31, 2002. We believe that our present facilities are adequate to meet our current business requirements and that suitable facilities for expansion will be available when required.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth information known to us with respect to beneficial ownership of our common stock as of January 1,2000 by:

          - each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock;

          -    each director;

          -    our Chief Executive Officer;

          -    each person who served as our Chief Executive Officer in 1998;
               and

          -    our directors and our executive officers as a group.

         The following table gives effect to the shares of common stock issuable within 60 days of January 1, 2000 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws, where applicable. Percentage of ownership in the following table is calculated under the Securities and Exchange Commission's Rule 13d-3(d)(1).

                                                               Common Stock Beneficially Owned
Name / Address of
Beneficial Owners                             # of Shares of Common Stock                    % of Class

Rona Berns                                        1,148,720(1)(2)(5)                           18.87%
231 Barnard Road
Larchmont, NY  10538

Michael Berns                                     1,148,720(1)(2)(5)
231 Barnard Road
Larchmont, New York  10538

Ronald Fellman                                        1,148,720(5)                             18.87%
12989 Chaparral Ridge Road
San Diego, CA  92130

Douglas Palmer                                       502,000(3)(5)                              7.89%
1229 Trieste Drive
San Diego, CA  92107

James Berns                                          506,280(2)(5)                              8.32%
3 Orchard Hill Road
Westport, CT  06880-2950

Paul Robinson                                         372,018(4)                                6.02%
22 Pond Place
London SW3 6QJ
England

Roderick Adams                                        372,018(4)                                6.02%
211a Stephendale Road
London SW6 2PR
England

All directors and executive officers
as a group (6 persons)                               2,649,018 (6)                             40.27%
                                                     ---------

(1) These shares are held in the name of Rona Berns. Michael Berns is Rona Berns' husband.
(2) We believe Rona Berns, Michael Berns and James Berns may be deemed to constitute a "group".
(3) Includes options to purchase 278,000 shares of Common Stock.
(4) Includes options to purchase 95,000 shares of Common Stock; also includes 277,018 shares of Common Stock beneficially owned by Jyra Research, Inc., of which the indicated person is an officer. The indicated person disclaims beneficial ownership in these shares except to the extent of his pecuniary ownership in such shares. We believe Mr. Robinson, Mr. Adams, and Jyra Research, Inc. may be deemed to constitute a "group."
(5) These shares are subject to a Lock-Up Agreement due to expire on February 1, 2000.
(6) Includes options to purchase 468,000 shares of Common Stock, and options to purchase 25,000 shares of Class B

Common Stock; also includes 277,018 shares of Common Stock owned by Jyra Research, Inc., as to which beneficial ownership is disclaimed except to the extent of Mr. Robinson's and Mr. Adams' pecuniary ownership in such shares.

DIRECTORS AND EXECUTIVE OFFICERS.

         Our directors, executive officers and key employees, and their ages and positions, are:

         Name                                Age     Position
         EXECUTIVE OFFICERS AND DIRECTORS:

         Ronald D. Fellman                     44    President, Chief Executive Officer and
                                                      Chairman of the Board
         Douglas A. Palmer                     49    Director, Executive Vice President,
                                                      Treasurer and Chief Technology Officer
         Yendo Hu                              36    Vice President of Video Products
         Paul Robinson                         36    Director
         Roderick Adams                        36    Director
         James Berns                           47    Director

         KEY EMPLOYEES:

         John Hooker                           44    Director of Customer Support
         John Beer                             35    Director of Software Development
         Grady Taylor                          41    Director of Embedded Systems


         Dr. Ronald D. Fellman has been our President since March 1998. He also presently serves as Chief Executive Officer, a position he assumed in January 1999, and Acting Chairman of the Board of Directors, a position he assumed upon Michael Berns' departure in May 1999. From July 1996 to December 1997, Dr. Fellman worked as an independent consultant and also co-founded and served as Chief Technology Officer for Newsletter Technologies, Inc., a pioneer in commerce over the Internet. From 1988 to 1996, Dr. Fellman served as a professor of Electrical and Computer Engineering at the University of California at San Diego. He has extensive expertise in high-speed, real-time computer networks, multiprocessing, mixed analog/digital integrated circuits and systems, and signal processing, and has published over 35 papers in these areas. His industrial experience includes senior engineering positions at Hewlett-Packard Corporate Labs and Tektronics Labs. Dr. Fellman received his B.S. (Summa Cum Laude), M.S., and Ph.D. degrees from the University of California at Berkeley.

         Dr. Douglas Palmer has served as Executive Vice President and a director of Path 1 since March 1998. In addition, Dr. Palmer assumed the position of Treasurer in November 1998 and became Chief Technology Officer in May 1999. Prior to co-founding Path 1, Dr. Palmer served as the Director of Networking for TrexCommunications Corp. from December 1996 to January 1998, and as a Senior Scientist for ThermoElectron Corp. from 1988 to December 1996. Dr. Palmer brings extensive expertise in digital signal processing, image processing, digital communications, and real-time computer software. He has held senior research positions at M/A-Com Linkabit, Western Research Corporation and ThermoTrex Corp. In the business area, he has assisted in the startup and funding of HNC Software and Trex Communications Corp. and worked in the area of corporate acquisitions for ThermoElectron Corp. identifying takeover candidates and performing technical due diligence. He has published numerous research publications and has received over 12 patents in signal processing and telecommunications. He is a former professor at the University of California at San Diego. Dr. Palmer received his B.A. in Physics from the University of California at San Diego (Magna Cum Laude), and his M.Phil. and Ph.D. degrees from Yale University.

         Dr. Yendo Hu, Vice President of Video Products, joined Path 1 in September 1999. Prior to joining us, Dr. Hu served as Director of Systems Engineering for Tiernan Communications Inc. from June 1996 to September 1999, and served as a member of the technical staff at AT&T Bell Laboratories, where he carried out communications implementation research. Dr. Hu brings extensive experience in video technology and the professional broadcast market. At Tiernan Communications, he developed MPEG2 video and multiplexing compression technology, which lead to the first commercially available MPEG2 4:2:2 level solution. He was also instrumental in establishing Tiernan Communications as the sole HDTV corporate distribution compression provider for both the ABC and NBC television networks. Dr. Hu received his B.S. and M.S. in Electrical Engineering from Cornell University and his Ph.D. in Electrical Engineering from the University of California at San Diego. Dr. Hu holds three patents in the area of MPEG2 implementation and is the author of numerous papers on implementation.

         Paul Robinson has served as a director of Path 1 since his appointment to the board in March 1998. Mr. Robinson has also served as Chairman of the Board of Directors, President, and Chief Executive Officer of Jyra Research Inc., since June 3, 1996. Jyra Research Inc. is in the business of developing network monitoring software. From August 1995 to October 1, 1996, Mr. Robinson was an Account Manager for Cisco Systems, handling customers in the United Kingdom financial sector. From 1992 to August 1995, Mr. Robinson was employed by Biss Ltd. as a new business sales executive.

         Roderick Adams has served as a director of Path 1 since his appointment to the board in March 1998. Mr. Adams has served as a director and Vice President of Corporate Affairs of Jyra Research Inc. since its inception in May 1996. Since 1991 Mr. Adams has acted as a consultant to companies seeking financing. Mr. Adams provides services and advice on corporate finance and investor and media relations.

         James Berns has served as a director of Path 1 since his appointment in March 1998. Mr. Berns was also Secretary of the Company from March 1998 until May 1999. Mr. Berns has been a partner in the New York City law firm of Berns & Berns since 1981. James Berns' appointment as a director and officer was related to the fact that he is the brother of Michael Berns, who served as our Chief Executive Officer until January 1999 and Chairman of the Board of Directors until May 1999. James Berns graduated from the Wharton School of Finance and Commerce at the University of Pennsylvania (B.S. Economics), the Columbia University Graduate School of Business (M.B.A.), and Hofstra University School of Law (J.D.).

         John Hooker has served as the Director of Customer Support since July 1998. Prior to joining Path 1, Mr. Hooker served as the Marketing Support Engineer, Senior Consultant and Project Manager for the Professional Services Group of TriTeal Corporation from May 1995 to June 1998. From January 1995 to May 1995, Mr. Hooker was employed as an outside consultant for TriTeal. Mr. Hooker brings nearly 20 years of technical and sales experience in the field of computer integration and software. He has received numerous top sales support awards and honors such as the "Top Performer" and "Circle of Excellence" (twice) from Digital Equipment Corporation. He has extensive experience in software engineering, hardware/software integration, and solution design. He received his B.A. in Physics at the University of California at San Diego.

         John Beer has served as the Director of Software Development since July 1998. Prior to joining Path 1, Mr. Beer served as the Principal Research Engineer for TriTeal Corporation from December 1995 to May 1998. While at TriTeal, he researched, designed, and prototyped thin-client, a network-centric desktop user interface using Java, XML, and HTML languages, and httpd servers. From 1991 to December 1995, Mr. Beer performed consulting work for IBM as a contract consultant through his official employer, Ralph Kirkley Associates. He worked on many projects for IBM Corporation including AIX Windows Visual System Management. Mr. Beer brings extensive software expertise in network and graphical user interface products using many languages and operating systems. Mr. Beer has received four patents for his developments. He received his B.S. in Computer Science from The University of Texas at Austin.

         Grady Taylor has served as the Director of Embedded Systems since September 1998. Prior to joining us, Mr. Taylor served as Program Manager and Senior Software Engineer at ThermoTrex Corporation from April 1986 to September 1998. While at ThermoTrex, he worked on adaptive optics systems, microwave imaging systems and laser interferometry. He is highly conversant in embedded microprocessors and operating systems utilized in the most demanding environments. Mr. Taylor received his B.S. in Mathematics with emphasis in Computer Science from San Diego State University.

EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

         The salaries of all of our officers are subject to the approval of the Executive Committee of the Board of Directors. Due to our stage of development, the Executive Committee attempted to pay our executive officers at the market rate for persons with their credentials and expertise and did not attempt to tie or relate their compensation to corporate performance.

         Michael Berns served as our de facto Chief Executive Officer from commencement of Path 1's operations until his official appointment to the position in November 1998. Michael Berns began receiving compensation from us for his services (not including any earlier compensation for legal services rendered to Path 1) in June 1998. Thereafter, he was compensated at the rate of $180,000 per year until his resignation in May 1999. His total cash compensation from us in 1998 was $105,000 (not including any compensation for legal services). The Executive Committee's decision to give this compensation to Michael Berns was based on promises of individual performance which, we believe, he did not fulfill.

         No other officer earned more than $100,000 during 1998. Although several employees, including Ron Fellman, Doug Palmer and John Hooker were provided annual salaries at or in excess of $100,000 per year, payment of these salaries commenced no earlier than April 1998. As a result, the actual salaries of each of our other officers for 1998 was less than $100,000.

EXECUTIVE COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Two of the three members of the Executive Committee, Ron Fellman and Doug Palmer, are presently officers of the Company and were officers of Path 1 during the year ended December 31, 1998.

EMPLOYMENT AGREEMENTS

         We entered into an employment agreement with Dr. Yendo Hu dated August 31, 1999. The agreement provides for a base salary of $112,000 per annum and calls for Dr. Hu to receive options to purchase 225,000 shares of Class B Common Stock, once the Class B Common Stock is authorized, at an exercise price not to exceed $2 per share, 25,000 shares of which vested upon commencement of his employment with us and 200,000 shares of which will vest over a four-year period in equal annual installments (if the Class B Common Stock is not authorized by April 10, 2000, Dr. Hu will retain the option to purchase our existing common stock on the same terms as those provided in this employment agreement). In the event that Dr. Hu's position with us is terminated as a direct result of a merger, consolidation, buy-out, takeover, or other change in control of Path 1, he will receive severance pay equal to three months' base salary.

         We entered into an employment agreement with John Hooker dated June 10, 1998 and effective as of July 1, 1998. The agreement provides for a base salary of $100,000 per annum and calls for Mr. Hooker to receive a grant of our common stock totaling 56,000 shares, par value $0.001 per share, plus options to purchase an additional 112,000 shares of common stock at an exercise price of $0.60 per share. These options to purchase the 112,000 shares of common stock are scheduled to vest over a four-year period in equal annual installments.

         We entered into an employment agreement with Grady Taylor dated September 8, 1998. The agreement provides for a base salary of $77,500 per annum and calls for Mr. Taylor to receive options to purchase 25,000 shares of our common stock at an exercise price of $2.50 per share. These options are scheduled to vest over a four-year period in equal annual installments. Mr. Taylor's employment with us is governed in accordance with the rules and regulations concerning at-will, exempt employees in the State of California.

         We do not presently maintain employment agreements with Ron Fellman, Doug Palmer or John Beer.

DIRECTOR COMPENSATION

         The amount of compensation, if any, which each director is entitled to receive for services rendered to us is decided by resolution of the Board of Directors. We do not presently maintain any standard compensation arrangements with our directors, and they receive no compensation for their service as directors.

STOCK OPTION PLAN

         Our 1999 Stock Option/Stock Issuance Plan (the "Plan") is a typical stock option plan allowing the grant of options to buy Common Stock and options to buy any authorized Class B Common Stock; the Plan gives substantial discretion to the Plan administrator. Option grants under the Plan are made by the Board or the Executive Committee.

         As of January 1, 2000, each of the 495,000 options granted under the Plan is exercisable for our existing common stock; however, upon authorization of the Class B Common Stock by our stockholders (provided such authorization takes place by April 10, 2000), these options shall automatically be exercisable for the same number of shares of Class B Common Stock, and all other provisions of such options shall remain the same.

PERFORMANCE GRAPH

         We have not included a stock price performance graph because, in view of the thin trading in our stock and the fact that we have only been quasi-public, we believe it would not provide meaningful information and might be misleading.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS.

         On March 15, 1998, our Board of Directors authorized the creation of the Series A Convertible Preferred Stock ("Series A Preferred") which was issued to Jyra Research, Inc. ("Jyra"), a publicly-held, United Kingdom-based company, which is in the business of developing network monitoring software. The agreement provided for Jyra to make a strategic investment in Path 1 and for Path 1 to make a strategic investment in Jyra. Under this agreement, Path 1 exchanged ten shares of its Series A Preferred convertible into 277,018 shares of common stock, for 16,000 restricted common shares of Jyra. Paul Robinson, a director of Path 1, also serves as a director and Chief Executive Officer of Jyra, while Roderick Adams, a director of Path 1, serves as a director and Vice President of Corporate Affairs of Jyra. Mr. Robinson and Mr. Adams each have been given fully vested options to purchase 95,000 shares of Path 1's common stock at an exercise price of $0.60 per share.

         In March 1998, in connection with services provided by Michael Berns as promoter, legal counsel and as the de facto chief executive officer of Path 1, we made available to him 1,245,600 shares of common stock for an aggregate consideration of $346. Mr. Berns arranged for these shares to be purchased by his wife, Rona Berns. Some of these shares were transferred (on a pro rata basis with the other founders) to Doug Palmer and John Hooker upon commencement of their employment with us, leaving Rona Berns with 1,148,720 shares of Path 1 common stock. Also, in March 1998, Michael Berns' brother, James Berns, was issued 554,400 shares of the Company's common stock for an aggregate purchase price of $154. Some of these shares were transferred (on a pro rata basis with the other founders) to Doug Palmer and John Hooker, and 5,000 additional shares were transferred to a member of the immediate family of James Berns. James Berns presently owns 506,280 shares of our common stock.

         James Berns is a partner in the law firm of Berns & Berns. Berns & Berns acted as general counsel to us from early 1998 through April 1999. We believe that during this time Michael Berns was also a partner in Berns & Berns. James Berns and Michael Berns deny that he was, and the matter is currently a subject of the litigation brought by us. Berns & Berns charged us $42,339 in legal fees for 1998.

LEGAL PROCEEDINGS.

         On September 20, 1999, we filed a complaint in the San Diego County (Calif.) Superior Court against (i) Michael Berns, who at various times has held the positions of Chairman of the Board, Executive Chairman and Chief Executive Officer of Path 1, (ii) Franklin Felber, former Treasurer and a former director,
(iii) James Berns, a current director and former Secretary, (iv) Rona Berns, wife of Michael Berns and holder of record of 1,148,720 shares of common stock, and (v) the law firm of Berns & Berns, former general counsel to Path 1.

         Our complaint is for breach of oral contract, professional negligence, breach of fiduciary duty, constructive trust, breach of the covenant of good faith and fair dealing, and unfair business practices, primarily in connection with the allocation of founder's stock of Path 1. We are seeking damages and/or the return of stock.

         On November 29, 1999, Felber filed a cross-complaint against us, Ron Fellman, Doug Palmer, Roderick Adams and Jyra for fraud, breach of fiduciary duty, breach of the covenant of good faith and fair dealing, and misrepresentation in connection with the exercise in July 1999 by Jyra of its private option to purchase from Felber, for $4.00 per share, 255,640 shares of Path 1 common stock.

         The present and former officers and directors of Path 1 under this complaint and cross-complaint are seeking or are expected to seek indemnification and advancement of defense expenses from us. Michael Berns, James Berns and Felber sued us in Delaware Chancery Court on November 9, 1999 to seek to enforce their asserted rights to indemnification and advancement.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our Common Stock is quoted on the OTC Bulletin Board under the symbol "PNWK". We do not know whether this meets the definition of an "established public trading market" for our common stock. We are also listed on the Third Segment of the Frankfurt Stock Exchange.

         The following table sets forth the high and low bid prices for our common stock on the OTC Bulletin Board for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.


                                            1999                1998
                                       high      low       high      low
                                      -------------------------------------
Quarter ended March 31                8.1250   3.5625       ----      ----
Quarter ended June 30                 16.625   6.8750       ----      ----
Quarter ended September 30            12.500   8.1250    2.8750    2.2500
Quarter ended December 31                ----     ----   6.0000    2.6250

         As of January 1, 2000, there were approximately 107 shareholders of record of our 6,086,651 issued and outstanding shares of common stock. There were also options outstanding as of January 1, 2000 to purchase 954,975 shares of common stock and (subject to creation of such series) 495,000 shares of Class B Common Stock. On January 6, 2000, the last reported bid price of Path 1's common stock was $9.250 per share on the OTC Bulletin Board.

         We currently have 5,541,351 shares of common stock that were sold pursuant to Securities Act Rule 504 at a time when securities sold under Rule 504 did not thereby become "restricted securities". The remaining common stock held by existing stockholders are "restricted securities" as that term is defined by Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for exemption from registration under Rule 144 under the Securities Act or otherwise. None of such restricted securities has yet been held for a full year, so none is yet eligible for public resale under Rule 144.

         We have not paid any cash dividends on our common stock and do not presently intend to do so. Future dividend policy will be determined by our Board of Directors on the basis of earnings, capital requirements, financial condition and other factors deemed relevant.

RECENT SALES OF UNREGISTERED SECURITIES.

         The following discussion describes all securities sold by us within the past three years without registration.

         From inception through March 1998, we issued 3,600,000 shares of Common Stock to founders for nominal consideration pursuant to Rule 504 under the Securities Act.

         In March 1998, the Board of Directors authorized a Private Placement under which we sold 1,614,833 shares of common stock at $0.60 per share to accredited investors in the United States and Europe. The offering was closed in May 1998. In connection with the offering, we issued 49,500 common shares to brokers as payment for finders fees and incurred other offering-related expenses of $18,726. The common shares were sold pursuant to Rule 504, promulgated under the Securities Act.

         In February 1999, the Board of Directors authorized a Private Placement under which we sold 419,500 shares of common stock at $4 per share to accredited investors in Europe. This offering was closed in April 1999. In connection with this offering, we paid commissions consisting of (i) cash payments equal to 5% of the subscription funds received and (ii) options to purchase 20,975 shares of our common stock. The common shares were sold pursuant to Rule 505, promulgated under the Securities Act.

         In May 1999, the Board of Directors authorized a Private Placement of up to 1,250,000 shares its common stock at a price of $8 per share to accredited European investors. This offering was expanded on July 23, 1999 to include accredited investors located in the United States. The offering is authorized to continue for up to twenty-four months from its inception. As of January 1, 2000, we have sold 125,800 shares. In connection with this offering, we agreed to pay a broker a cash commission equal to five (5%) of the subscription funds received from the sale of the common shares to investors located by that firm, plus options to purchase 625 common shares (with an exercise price of $8 per share) for each $100,000 of such subscription funds sold. The common shares are being sold pursuant to Rules 505 and 506, promulgated under the Securities Act.

ITEM 11.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

COMMON STOCK

         The Common Stock being registered here is a typical common stock, with all customary rights.

POSSIBLE ANTI-TAKEOVER EFFECT OF CHARTER PROVISIONS AND STATUTES

     BYLAWS

         Our Bylaws state that special meetings of the stockholders may be called by the President, the Board of Directors, or one-fourth of the shares of stock issued and outstanding and entitled to vote at such meeting.

     DELAWARE TAKEOVER STATUTE

         We are subject to Section 203 of the Delaware General Corporation Law which, subject to various exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder--defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock--for a period of three years following the time that such stockholder became an interested stockholder, unless:

- prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

- at or subsequent to such time, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

          Section 203 defines business combination to include:

- any merger or consolidation involving the corporation and the interested stockholder;

- any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder and 10% or more of the assets of the corporation;

- subject to exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

- any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

- the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

TRANSFER AGENT AND REGISTRAR

         Our transfer agent and registrar for the common stock is Registrar and Transfer Company.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our Certificate of Incorporation and Bylaws contain provisions authorizing indemnification of and advancement of expenses to officers and directors. The indemnities provided by our charter documents (i) shall continue as to a person who has ceased to be a director or officer, (ii) shall inure to the benefit of his heirs, executors and administrators, and (iii) shall not be deemed to limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled, whether as a matter of law, under the Bylaws, by agreement, vote of the stockholders or disinterested directors or otherwise.

         Section 145 of the Delaware General Corporation Law permits indemnification of our officers and directors under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law. We purchased and presently maintain insurance on behalf of our officers and directors.

         We are currently engaged in litigation in which certain former and present directors and officers seek indemnification under the Delaware General Corporation Law and our charter documents for claims brought against them by us.

ITEM 13.  FINANCIAL DATA AND SUPPLEMENTARY DATA.

         See attached financial statements beginning on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

     (a)     FINANCIAL STATEMENTS FILED AS PART OF THE REGISTRATION STATEMENT.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                          Index to Financial Statements

           Period from January 30, 1998 (inception) to December 31, 1998 and the nine months ended September 30, 1999 (unaudited)

                                    CONTENTS

                                                                              Page
                                                                              ----
Report of Ernst & Young LLP, Independent Auditors..............................F-2

Financial Statements

Balance Sheets as of December 31, 1998 and September 30, 1999 (unaudited) .....F-3
Statements of Operations for the period from January 30, 1998 (inception) to
  December 31, 1998 and the nine months ended September 30, 1999 (unaudited)...F-4
Statements of Stockholders' Equity for the period from January 30, 1998
  (inception) to December 31, 1998 and the nine months ended
  September 30, 1999 (unaudited)...............................................F-5
Statements of Cash Flows for the period from January 30, 1998 (inception) to
  December 31, 1998 and the nine months ended September 30, 1999 (unaudited)...F-6
Notes to Financial Statements..................................................F-7

                Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Path 1 Network Technologies Inc.

We have audited the accompanying balance sheet of Path 1 Network Technologies Inc. (a development stage company) as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the period from January 30, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company has not yet generated positive cash flow from operations. The Company's ability to transition from the development stage and ultimately, to attain profitable operations, is dependent upon obtaining sufficient working capital to complete the successful development of its technology, achieving market acceptance of such technology and achievement of sufficient levels of revenue to support the Company's cost structure.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Path 1 Network Technologies Inc. (a development stage company) at December 31, 1998, and the results of its operations and its cash flows for the period from January 30, 1998 (inception) through December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California
December 27, 1999

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                                  Balance Sheets


                                                                                    December 31, 1998     September 30, 1999
                                                                                    -----------------     ------------------
                                                                                                             (unaudited)


ASSETS
Current assets:
   Cash and cash equivalents                                                           $     119,394        $  1,005,362
   Deposits and prepaid expenses                                                              10,125              15,321
                                                                                       -------------        -------------
Total current assets                                                                         129,519           1,020,683

Property and equipment, net
   Computer equipment                                                                         65,238              71,476
   Furniture and office equipment                                                              7,449               7,449
   Accumulated depreciation                                                                  (19,012)            (30,419)
                                                                                       -------------        -------------
                                                                                              53,675              48,506
Investment in Jyra Research, Inc.                                                            128,400             115,000
                                                                                       -------------        -------------
                                                                                       $     311,594        $  1,184,189
                                                                                       =============        =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued liabilities                                            $      55,342        $     78,599
                                                                                       -------------        -------------
Total current liabilities                                                                     55,342              78,599

Commitments

Stockholders' equity:
   Series A convertible preferred stock, $0.001 par value; shares authorized - 10;
     shares issued and outstanding - 10 at December 31, 1998 and September 30, 1999
     (unaudited)                                                                                   -                   -
   Common stock, $0.001 par value; shares authorized -
     20,000,000; shares issued and outstanding - 5,264,333 at December 31, 1998;
     shares issued and outstanding - 5,771,133 at September 30, 1999 (unaudited)               5,264               5,771
   Additional paid-in capital                                                              1,452,447           3,759,353
   Accumulated other comprehensive loss                                                      (18,320)            (31,720)
   Deficit accumulated during the development stage                                       (1,183,139)         (2,627,814)
                                                                                       -------------        -------------
Total stockholders' equity                                                                   256,252           1,105,590
                                                                                       -------------        -------------
                                                                                       $     311,594        $  1,184,189
                                                                                       =============        =============

SEE ACCOMPANYING NOTES.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                            Statements of Operations



                                                                                     Period from
                                                                             January 30, 1998 (inception)     Nine months ended
                                                                                 to December 31, 1998         September 30, 1999
                                                                             ----------------------------     ------------------
                                                                                                                  (unaudited)
Operating expenses:
   Research and development                                                      $      600,035                $    695,839
   Sales and marketing                                                                  291,698                     234,915
   General and administrative                                                           298,529                     528,130
                                                                                 --------------                ------------
Total operating expenses                                                             (1,190,262)                 (1,458,884)

Interest income, net                                                                      7,123                      14,209
                                                                                 --------------                ------------
Net loss                                                                         $   (1,183,139)               $ (1,444,675)
                                                                                 ==============                ============
Net loss per share (Basic and Diluted)                                           $        (0.25)               $      (0.26)
                                                                                 ==============                ============
Weighted average shares used in computing net loss per share
  (Basic and Diluted)                                                                 4,712,194                   5,648,051
                                                                                 ==============                ============


SEE ACCOMPANYING NOTES.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                        Statements of Stockholders' Equity


                                                         SERIES A CONVERTIBLE
                                                            PREFERRED STOCK           COMMON STOCK        ADDITIONAL
                                                       ----------------------- -------------------------   PAID-IN
                                                         SHARES     AMOUNT        SHARES      AMOUNT       CAPITAL
                                                       ----------------------- --------------------------------------
Balance at inception on January 30, 1998                    -        $  -               -     $     -      $      -
  Issuance of common stock at par to founders
    for cash in February 1998                               -           -       3,600,000       3,600        (2,500)
  Issuance of Series A convertible preferred
    stock in exchange for stock in Jyra
    Research, Inc. in April 1998                           10           -               -           -       146,720
  Issuance of common stock at $0.60 per share
    for cash from March through May 1998, net
    of issuance costs of $48,426                            -           -       1,664,333       1,664       966,176
  Transfer of common stock to employees by
    principal stockholders                                  -           -               -           -       330,400
  Issuance of stock options to consultants for
    services                                                -           -               -           -        11,651
  Unrealized loss on investment
    in Jyra Research, Inc.                                  -           -               -           -             -
  Net loss from inception through December 31,
    1998                                                    -           -               -           -             -
                                                       ----------------------- --------------------------------------
Balance at December 31, 1998                               10        $  -       5,264,333      $5,264    $1,452,447

  Issuance of common stock at $4.00 per share for
    cash from March to April 1999, net of issuance
    costs of $82,492 (unaudited)                            -           -         419,500         420     1,595,088
  Issuance of common stock at $8.00 per share for
    cash from July to Sept 1999, net
    of issuance costs of $821 (unaudited)                   -           -          87,300          87       697,492
  Issuance of stock options to consultants for
    services (unaudited)                                    -           -               -           -        14,326
  Unrealized loss on investment
    in Jyra Research, Inc. (unaudited)                      -           -               -           -             -
  Net loss for nine months ended
    September 30, 1999 (unaudited)                          -           -               -           -             -
                                                       ----------------------- --------------------------------------
Balance at September 30, 1999 (unaudited)                  10        $  -       5,771,133      $5,771    $3,759,353
                                                       ======================= ======================================


                                                                          DEFICIT
                                                            OTHER       ACCUMULATED
                                                        COMPREHENSIVE   DURING THE        TOTAL
                                                           INCOME       DEVELOPMENT   STOCKHOLDERS'
                                                           (LOSS)          STAGE         EQUITY
                                                       ------------------------------------------------
Balance at inception on January 30, 1998                  $      -      $         -       $           -
  Issuance of common stock at par to founders
    for cash in February 1998                                    -                -               1,100
  Issuance of Series A convertible preferred
    stock in exchange for stock in Jyra
    Research, Inc. in April 1998                                 -                -             146,720
   Issuance of common stock at $0.60 per share
    for cash from March through May 1998, net
    of issuance costs of $48,426                                 -                -             967,840
  Transfer of common stock to employees by
    principal stockholders                                       -                -             330,400
  Issuance of stock options to consultants for
    services                                                     -                -              11,651
  Unrealized loss on investment
    in Jyra Research, Inc.                                 (18,320)               -             (18,320)
  Net loss from inception through December 31,
    1998                                                         -       (1,183,139)         (1,183,139)
                                                       ------------------------------------------------
Balance at December 31, 1998                              $(18,320)     $(1,183,139)      $     256,252
  Issuance of common stock at $4.00 per share for
    cash from March to April 1999, net of
    issuance costs of $82,492 (unaudited)                        -                -           1,595,508
  Issuance of common stock at $8.00 per share for cash
     from July to Sept 1999, net of issuance costs of $821
    (unaudited)                                                  -                -             697,579
  Issuance of stock options to consultants for
    services (unaudited)                                         -                -              14,326
  Unrealized loss on investment
    in Jyra Research, Inc. (unaudited)                     (13,400)               -             (13,400)
  Net loss for nine months ended September 30,
    1999 (unaudited)                                             -       (1,444,675)         (1,444,675)
                                                       ------------------------------------------------
Balance at September 30, 1999 (unaudited)                 $(31,720)     $(2,627,814)      $   1,105,590
                                                       ================================================


       SEE ACCOMPANYING NOTES.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                            Statements of Cash Flows

                                                                                     Period from
                                                                             January 30, 1998 (inception)     Nine months ended
                                                                                 to December 31, 1998         September 30, 1999
                                                                             ----------------------------     ------------------
                                                                                                                  (unaudited)
OPERATING ACTIVITIES
Net loss                                                                               $   (1,183,139)       $   (1,444,675)
Adjustments to reconcile net loss to net cash used for operating activities:
     Depreciation and amortization                                                             19,012                11,407
     Common stock issued to employees by principal stockholders                               330,400                     -
     Common stock options issued for services                                                  11,651                14,326
     Changes in operating assets and liabilities:
       Deposits and prepaid expenses                                                          (10,125)               (5,196)
       Accounts payable and accrued liabilities                                                55,342                23,257
                                                                                       --------------        --------------
Net cash flows used for operating activities                                                 (776,859)           (1,400,881)

INVESTING ACTIVITIES

Purchases of property and equipment                                                           (72,687)               (6,238)
                                                                                       --------------        --------------
Net cash flows used for investing activities                                                  (72,687)               (6,238)

FINANCING ACTIVITIES

Issuance of common stock for cash, net                                                        968,940             2,293,087
                                                                                       --------------        --------------
Net cash flows provided by financing activities                                               968,940             2,293,087
                                                                                       --------------        --------------

Net increase in cash and cash equivalents                                                     119,394               885,968
Cash and cash equivalents at inception                                                              -               119,394
                                                                                       --------------        --------------
Cash and cash equivalents at end of period                                             $      119,394             1,005,362
                                                                                       ==============        ==============

SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING ACTIVITIES:

Issuance of Series A convertible preferred stock in exchange for investment in Jyra
   Research, Inc.                                                                      $      146,720        $            -
                                                                                       ==============        ==============

SEE ACCOMPANYING NOTES.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                          Notes to Financial Statements

(Information subsequent to December 31, 1998 and pertaining to September 30, 1999 and for the nine months ended September 30, 1999 is unaudited.)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS ACTIVITY

Path 1 Network Technologies Inc. (the "Company") was incorporated in Delaware on January 30, 1998 under the name Millennium Network Technologies, Inc. On March 16, 1998, the Company changed its name to Path 1 Network Technologies Inc.

The Company is engaged in the development of proprietary, internet protocol based, network technology which when developed, will manage and alleviate network traffic, enabling simultaneous computer, telephone and video transmissions over one line with improved quality of service. From inception to date, management of the Company has devoted substantially all of its efforts in organizing the Company and raising capital necessary to fund planned operations and product development. Accordingly, at December 31, 1998 the Company is considered to be in the development stage.

BASIS OF PRESENTATION

In the period from January 30, 1998 (inception) through December 31, 1998, the Company incurred losses totalling $1,183,139. The Company's ability to transition from the development stage and ultimately, to attain profitable operations, is dependent upon obtaining sufficient working capital to complete the successful development of its technology, achieving market acceptance of such technology and achievement of sufficient levels of revenue to support the Company's cost structure. Management of the Company is actively seeking to raise the required working capital through the sale of common and preferred equity to qualified investors and ultimately from profitable operations. There can be no assurances that required equity financing will be available on terms acceptable to the Company, if at all, to fund the Company's working capital requirements until such time as it can achieve profitable operations. The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

INTERIM FINANCIAL DATA

The financial statements as of September 30, 1999 and for the nine months ended September 30, 1999 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information included, in accordance with generally accepted accounting principles. The results of operations for the interim period ended September 30, 1999 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 1999. Financial statements for the period from January 30, 1998 (inception) to September 30, 1998 have not been presented as the operating activities of the Company were not significant and disclosure would not be meaningful.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents. As of December 31, 1998, cash and cash equivalents consist primarily of cash deposits in a money market account.

PROPERTY AND EQUIPMENT

Property and equipment consists primarily of computer equipment and is stated at cost. Depreciation is calculated using the straight-line method over an estimated useful life of two years.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about the future that effect the amounts reported in the financial statements. Actual results could differ from those estimates.

STOCK OPTIONS

The Company has elected to follow Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), and related Interpretations in accounting for its employee stock options because, as discussed in Note 4, the alternative fair value accounting provided under Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Options or stock awards issued to non-employees are valued using the fair value method and expensed over the period services are provided.

NET LOSS PER SHARE

The Company computes net loss per share following SFAS No. 128, EARNINGS PER SHARE and SEC Staff Accounting Bulletin No. 98. SFAS 128 requires the presentation of basic

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

and diluted income (loss) per share amounts. Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income
(loss) available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and common shares issuable on assumed conversion of Series A preferred stock, are included in diluted net income (loss) per share to the extent these shares are dilutive. Common equivalent shares are not included in the computation of dilutive net loss per share for the period January 30, 1998 (inception) to December 31, 1998 because the effect would be anti-dilutive.

Under the provisions of SAB 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

2. INVESTMENT IN JYRA RESEARCH, INC.

On March 16, 1998, the Company signed an agreement with Jyra Research, Inc. ("Jyra"), a publicly-held, United Kingdom based company, which is in the business of developing network monitoring software. The agreement provided for Jyra to make a strategic investment in the Company and for the Company to make a strategic investment in Jyra.

Under this agreement the Company exchanged ten shares of its Series A Preferred stock for 16,000 restricted common shares of Jyra. The agreement became effective on April 21, 1998.

The common stock received from Jyra is restricted from sale by the Company for one year from the date of issuance. The Company's management determined that the fair value of the Jyra shares was more readily determinable than the fair value of the Company's Series A Preferred stock on the date of the agreement. Accordingly, the Company recorded the value of the Series A Preferred stock issued in this non-monetary exchange based on the fair value of the Jyra common shares on the date of the agreement. The fair value of the Jyra shares was determined based on the closing market price as reported on the NASD's OTC Bulletin Board on the date of the transaction.

As the restriction on the sale of Jyra shares ends less than one year from the balance sheet date, the Company will account for its investment in Jyra common shares using the fair value method. The agreement contains provisions which restrict the ability of the Company to issue debt or warrants without Jyra's prior consent for a period of two years.

3. COMMITMENTS

LEASES

The Company leases its office facility under an operating lease agreement which expires on April 22, 1999. The lease is payable in monthly installments of $3,315. Rent expense totaled $27,904 for the period from January 30, 1998 (inception) through December 31, 1998.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

4. STOCKHOLDERS' EQUITY

FOUNDERS STOCK

On January 31, 1998, the Company issued 3,600,000 shares of common stock to the Company's founders for $1,100 in cash.

STOCK SPLIT

On March 15, 1998, the Board of Directors authorized a 3,600 to 1 stock split of all outstanding common stock. All share and per share amounts and stock option data within the financial statements have been restated to reflect the stock split.

AUTHORIZED SHARES

On March 16, 1998, the Company amended its Certificate of Incorporation to increase the Company's authorized shares of common stock to 20,000,000 and to authorize ten shares of preferred stock. The common and preferred shares were authorized with a par value of $0.001 per share.

CONVERTIBLE PREFERRED STOCK

On March 15, 1998, the Company's Board of Directors authorized the creation of the Series A Convertible Preferred Stock ("Series A Preferred") which was issued to Jyra (Note 2). The Series A Preferred Stock is non-voting, does not bear interest, and is non-assignable for two years. In the event of a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the preferred shares and common shares are to receive distributions ratably on an "as-converted" basis. The Series A Preferred stock is convertible nine months after issuance at the option of the holder or the Company, into 277,018 shares of the Company's common stock. Holders of the outstanding Series A Preferred stock are entitled to appoint two representatives to the Company's Board of Directors.

PRIVATE PLACEMENT OFFERING

In May 1998, the Company completed a Private Placement offering under which it sold 1,614,833 shares of common stock at $0.60 per share to accredited investors, resulting in net cash proceeds totaling $967,840. In connection with the offering, the Company issued 49,500 common shares to brokers as payment for finders fees and incurred other offering related expenses of $18,726.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)


4. STOCKHOLDERS' EQUITY (CONTINUED)

STOCK OPTIONS

In the period from January 30, 1998 (inception) through December 31, 1998 the Company granted 826,500 options for common stock, 25,000 options were cancelled, no options were exercised, and 801,500 stock options remain outstanding.

A summary of stock options outstanding at December 31, 1998 is as follows:


                                                                                                WEIGHTED
                                          WEIGHTED                                              AVERAGE
                                          AVERAGE           WEIGHTED                         EXERCISE PRICE
RANGE OF EXERCISE       OPTIONS        REMAINING LIFE       AVERAGE           OPTIONS          OF OPTIONS
      PRICES          OUTSTANDING         IN YEARS       EXERCISE PRICE     EXERCISABLE       EXERCISABLE
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
      $0.60              776,500            9.57             $0.60            492,412            $0.60
      $2.50               25,000            9.67             $2.50              2,083            $2.50

STOCK-BASED EMPLOYEE COMPENSATION

The Company has adopted the disclosure-only provision of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Accordingly, no compensation expense has been recognized for the stock options issued to employees or directors. Had compensation expense been determined consistent with SFAS No. 123, the Company's net loss would have been changed to the following pro forma amounts:

       Net loss, as reported                     $(1,183,139)
       Net loss, pro forma                       $(2,103,483)
       Net loss per share, as reported                $(0.25)
       Net loss per share, pro forma                  $(0.45)

The pro forma effect on net loss for the period presented may not be representative of the pro forma effect on net loss in future years because they reflect less than four years of vesting.

The fair value of options granted in 1998 is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected life of three years; expected dividend yield of zero percent; expected volatility of 100 percent; and risk-free interest rate of six percent. The weighted-average fair value of options granted was $1.61 in 1998.

For the period ended December 31, 1998, the Company amortized $11,651 to research and development expense related to options granted under five consulting agreements.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)


4. STOCKHOLDERS' EQUITY (CONTINUED)

On June 18, 1998, the principal stockholders of the Company transferred on a pro-rata basis 224,000 shares of their holdings of the Company's common stock to an employee. The fair value of the Company's stock on the date of transfer was $0.60 per share, resulting in compensation expense of $134,400 during the period ended December 31, 1998.

On September 16, 1998, the principal stockholders of the Company transferred on a pro-rata basis 56,000 shares of their holdings of the Company's common stock to an employee. The fair market value of the Company's stock on the date of transfer was $3.50 per share, resulting in compensation expense of $196,000 during the period ended December 31, 1998.

5. INCOME TAXES

Significant components of the Company's deferred tax assets are shown below. A valuation allowance of $464,000 has been recognized to offset the deferred tax assets as realization of such assets is uncertain.

                                                                DECEMBER 31
                                                                   1998
                                                            ----------------
     Deferred tax assets:
      Net operating loss carryforwards                         $  413,000
      Research and development credits                             37,000
      Other, net                                                   14,000
                                                            ----------------
     Total deferred tax assets                                    464,000
     Valuation allowance for deferred tax assets                 (464,000)
                                                            ----------------
Net deferred tax assets                                        $        -
                                                            ================

At December 31, 1998, the Company has federal and California net operating loss carryforwards of approximately $1,120,841 and $548,000, respectively. The federal and California tax loss carryforwards will begin expiring in 2018 and 2006, respectively unless previously utilized. The Company also had federal and California research tax credit carryforwards of approximately $27,000 and $15,000, respectively, which will began to expire in 2013 unless previously utilized.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

5. INCOME TAXES (CONTINUED)

Pursuant to Internal Revenue Code Sections 382 and 383, the annual use of the Company's net operating loss carryforwards may be limited in the event of a cumulative change in ownership of more than 50%. However, the Company does not believe such limitation will have a material impact upon the utilization of these carryforwards.

6. YEAR 2000 COMPLIANCE (UNAUDITED)

The Company's accounting software and other computer application software used in its operations were purchased from outside vendors. It is management's understanding that these applications are year 2000 compliant. As a result, management of the Company does not believe that the Year 2000 Issue will have an impact on its financial statements or on the Company's results of operations.

7. SUBSEQUENT EVENTS

In April 1999, the Company completed a Private Placement Offering under which it sold 419,500 shares of common stock at $4.00 per share to accredited investors, resulting in net cash proceeds totaling $1,595,508. In connection with the offering, the Company granted 20,975 options for common stock to brokers as payment for finders fees and incurred other offering related expenses of $82,492.

In January and May 1999 a total of 128,475 common stock options were granted at exercise prices from $0.60 to $4.00 per share.

In May 1999, the Company's Board of Directors authorized a Private Placement Offering of up to 1,250,000 shares of its common stock, under which to December 27, 1999 it has sold 125,800 shares of common stock at $8.00 per share to accredited investors, resulting in net cash proceeds totaling $954,914. In connection with the offering through December 27, 1999, the Company will grant 6,290 options for common stock to brokers as payment for finders fees and incurred other offering related expenses of $51,486.

Subsequent to the balance sheet date the fair market value of the shares held in Jyra Research Inc. have declined. At December 27, 1999, the fair market value was $5.875 per share resulting in a fair market value of $94,000.

In June 1999, the Company commenced a three-year operating lease for office space at $8,491 per month for base rent, subject to annual rate increases.

                        Path 1 Network Technologies Inc.
                          (a development stage company)

                    Notes to Financial Statements (continued)

7. SUBSEQUENT EVENTS (CONTINUED)

On August 3, 1999, the Board of Directors authorized the issuance of non-qualified and incentive stock options for up to 1,500,000 common shares. Options granted will generally expire seven years from the date of grant and the terms of vesting are determined by the Board of Directors when such options are granted (range of vesting from immediate to four years). Generally, any unvested shares underlying exercised options will be canceled in the event of termination of employment or engagement. In November 1999, 495,000 unqualified stock options were granted under this plan at exercise prices from $2.00 to $4.35 per share.

In December 1999, Jyra Research, Inc. converted its Series A Preferred stock, as discussed in Note 4, into 277,018 shares of the Company's common stock.

8. LEGAL PROCEEDINGS

On September 20, 1999, a complaint by the Company was filed against certain stockholders for breach of oral contract, professional negligence, breach of fiduciary duty, constructive trust, breach of the covenant of good faith and fair dealing and unfair business practice, primarily in connection with the allocation of founders stock of the Company. On November 29, 1999, a stockholder, who was a defendant in the September 20 complaint, filed a cross-compliant against the Company, certain directors of the Company and Jyra Research, Inc. for fraud, breach of fiduciary duty, breach of the covenant of good faith and fair dealing, and misrepresentation in connection with the exercise in July 1999 by Jyra of its arrangement to purchase from this stockholder for $4.00 per share, 255,640 shares of the Company's common stock.

This litigation is in the very early stages and the Company has not yet determined the potential financial impact on the Company. However, there can be no assurance that it may not have a material adverse impact on the Company's financial position and results of operations.

Exhibits
--------

3.1               Certificate of Incorporation, as amended

3.2               Bylaws

10.1 Option Agreement Between Franklin S. Felber and Jyra Research, Inc. dated January 25, 1999.

10.2              Lock-Up Agreement dated January 25, 1999

10.3              Lease Agreement between us and Spieker Properties, L.P. dated
                  April 10, 1999

10.4              Employment Agreement between us and Yendo Hu dated August 31,
                  1999

10.5              1999 Stock Option/Stock Issuance Plan

10.6 Form of Notice of Grant/Stock Option Agreement under the 1999 Stock Option/Stock Issuance Plan

10.7 Form of Notice of Grant/Stock Option Agreement other than under the 1999 Stock Option/Stock Issuance Plan

10.8              Agreement with Doctor Design, Inc. dated June 4, 1999

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    PATH 1 NETWORK TECHNOLOGIES INC.

Date:      January 10, 2000         By /s/ Ronald D. Fellman
                                       -----------------------------------------
                                         Ronald D. Fellman
                                         President, Chief Executive Officer and
                                         Chairman of the Board